

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-0402

DIVISION OF
CORPORATION FINANCE



05002817

January 26, 2005

George L. Mahoney
General Counsel & Secretary
Media General, Inc.
P.O. Box 85333
Richmond, VA 23293-0001

Act: 1934
Section:
Rule: 14A-8
Public Availability: 1/26/2005

Re: Media General, Inc.
Incoming letter dated December 21, 2004

Dear Mr. Mahoney:

This is in response to your letter dated December 21, 2004 concerning the shareholder proposal submitted to Media General by Gabelli International Limited. Our response is attached to the enclosed photocopy of your correspondence. By doing this, we avoid having to recite or summarize the facts set forth in the correspondence. Copies of all of the correspondence also will be provided to the proponent.

In connection with this matter, your attention is directed to the enclosure, which sets forth a brief discussion of the Division's informal procedures regarding shareholder proposals.



Sincerely,

Jonathan A. Ingram

Jonathan A. Ingram
Deputy Chief Counsel

Enclosures

cc: Peter D. Goldstein
Director of Regulatory Affairs
Gabelli Asset Management Inc.
One Corporate Center
Rye, NY 10580-1435-1422


PROCESSED
FEB 07 2005
THOMSON
FINANCIAL

Media General, Inc., P.O. Box 85333 Richmond, Virginia 23293-0001 (804) 649-6000 www.mediageneral.com
Fax (804) 649-6989
gmahoney@mediageneral.com



George L. Mahoney
General Counsel & Secretary

December 21, 2004



U.S. Securities and Exchange Commission
Division of Corporation Finance
Office of Chief Counsel
450 Fifth Street, N.W.
Washington D.C. 20549

Re: Proposal Submitted on Behalf of Gabelli International Limited

Ladies and gentlemen:

Pursuant to Rule 14a-8 (the "Rule") under the Securities Exchange Act of 1934 (the "Act"), this letter sets forth for the staff (the "Staff") of the Securities and Exchange Commission (the "SEC" or "Commission") the bases for our intention to exclude from the proxy statement and form of proxy (together, the "proxy materials") for the 2005 annual meeting of the stockholders of Media General, Inc. (the "Company" or "Media General") a proposal and accompanying supporting statement (together, the "Proposal") submitted on behalf of Gabelli International Limited ("GIL").

The Company's 2005 annual meeting is scheduled to be held on April 28, 2005. We expect to file our definitive proxy materials with the Commission and mail the materials to our stockholders on or about March 14, 2005.

Background

By letter dated November 23, 2004, Peter Goldstein, Esquire, Director of Regulatory Affairs of Gabelli Asset Management Inc., submitted the Proposal on behalf of GIL for inclusion in the Company's 2005 proxy materials. GIL has been a registered holder of 380 shares of our Class B Common Stock only since June 22, 2004.

We have attached as Exhibit A a copy of Mr. Goldstein's letter, including the Proposal, as well as copies of cover pages to an Amendment 51 to Schedule 13D filed on September 18, 2003, by MJG Associates, Inc. ("MJG"), GIL's investment manager, and other affiliates of Mario J. Gabelli (but not GIL) and to an Amendment 55 to Schedule 13D filed on September 23, 2004, on which GIL was added as a filer. Notwithstanding that GIL was *not* a filer of the September 18, 2003, amendment, Mr.

Goldstein has sought to use that Amendment to demonstrate GIL's ownership of our Class B Common Stock from November 23, 2003, one year prior to the submission of the Proposal, as required by paragraph (b) of the Rule.

The Proposal itself seeks to amend Article III, Section 5, of the Company's Bylaws, a copy of which is attached as Exhibit B, to provide that any decision by the Company to acquire an operating business for consideration exceeding $25 million requires a unanimous quorum and a unanimous vote of the Company's Board of Directors and that the amended Bylaw contemplated by the Proposal may only be amended or repealed by a vote of two-thirds of the Company's stockholders. According to the supporting statement included with the Proposal, GIL is seeking to have the Proposal adopted by means of a vote of *both* the holders of our Class A Common Stock and the holders of our Class B Common Stock.

By letter dated December 3, 2004 (our "December 3 Notice"), a copy of which is attached as Exhibit C, we notified Mr. Goldstein that:

(i) because GIL has been a registered holder of 380 shares of the Company's Class B common stock only since June 22, 2004, the Company has been unable to verify from its records that GIL held those shares for the period from November 23, 2003, the beginning of the one-year eligibility period under paragraph (b) of the Rule, through June 22, 2004; additionally, Amendment 51 to Schedule 13D filed by MJG (but not GIL) on September 18, 2003, cannot serve to demonstrate GIL's purported ownership of Class B Common Stock during the period from November 23, 2003, through June 21, 2004, for purposes of paragraph (b) of the Rule; and, the submission of a written statement from the record holder of the shares verifying GIL's ownership during that period is the only permissible manner for GIL to demonstrate its ownership of shares for purposes of paragraph (b) of the Rule;

(ii) the Company's Class B Common Stock is not registered under Section 12 of the Act; for that reason, ownership of shares of that class cannot provide the basis for GIL to invoke the Rule; and,

(iii) under our Articles of Incorporation (a copy of which is attached as Exhibit D), holders of the Company's Class A Common Stock are not entitled to vote on amendments to the Company's Bylaws; therefore the Proposal, which seeks to amend our Bylaws by means of a vote of *both* the holders of our Class A Common Stock and the holders of our Class B Common Stock, is improper.

Our December 3 Notice, which was sent to Mr. Goldstein by overnight mail and which included a copy of the Rule, advised him that, if he were able to cure any of the foregoing deficiencies, he was required to do so within 14 days of his receipt of our Notice, pursuant to paragraph (f) of the Rule.

On December 15, 2004, we received a letter from Mr. Goldstein dated December 13, 2004, a copy of which is attached as Exhibit E, purporting to respond to our December 3 Notice. The letter included a copy of Amendment 56 to Schedule 13D filed by GIL and other affiliates of Mario J. Gabelli on November 29, 2004, but it did not include, nor have we otherwise received from GIL, a written statement from the record holder of the 380 shares now owned by GIL verifying that GIL owned those shares during the period from November 23, 2003, through June 21, 2004. Moreover, the 14-day period during which GIL was permitted to cure this deficiency pursuant to paragraph (f) of the Rule lapsed on December 18, 2004.

Bases for the Exclusion of the Proposal from the Company's Proxy Materials

We believe there are several bases upon which we may exclude the Proposal from our proxy materials. First, we are permitted to exclude the Proposal from our proxy materials under paragraph (f) of the Rule because GIL has failed to demonstrate, in the manner required by paragraph (b) of the Rule, that it continuously held shares of our Class B Common Stock for the full one-year period prior to the submission of the Proposal. Second, even if GIL were able to demonstrate its ownership during the full one-year eligibility period required by the Rule, because our Class B Common Stock is not (nor is it required to be) registered under Section 12 of the Act, GIL's ownership of Class B Common Stock does not entitle it to invoke the Rule. Finally, even if GIL had satisfied the Rule's one-year ownership requirement and it could invoke the Rule on the basis of its ownership of our Class B Common Stock, we still would be entitled to exclude the Proposal under sub-sections (1), (2), (3) and (6) of Paragraph (i) of the Rule on the grounds that the Proposal improperly seeks to amend our Bylaws by means of a vote of *both* the holders of our Class A Common Stock and the holders of our Class B Common Stock and because the Proposal is materially false and misleading. We discuss the bases for our view below.

A. The Proposal is ineligible for inclusion because GIL has failed to demonstrate, in a manner required by Paragraph (b) of the Rule, that it continuously held shares of our Class B Common Stock for the full one-year period prior to the submission of the Proposal.

Under paragraph (b)(1) of the Rule, "[i]n order to be eligible to submit a proposal, [a stockholder] must have continuously held at least $2,000 in market value, or 1%, of the company's securities entitled to be voted on the proposal at the meeting for at least one year by the date [the shareholder] submit[s] the proposal." Paragraph(b)(2) of the Rule provides two ways (detailed below) in which a stockholder, like GIL, that has not been a record holder of a company's shares for the full one-year period may demonstrate that it in fact owned shares of that company for the applicable one-year period. GIL has failed to demonstrate, in either of these two ways, that it owned our Class B Common Stock during the period from November 23, 2003, the beginning of the one-year eligibility period under paragraph (b)(1) of the Rule, through June 21, 2004, the day before it became the record owner of 380 shares of our Class B Common Stock.

The first way for a stockholder to prove its ownership under paragraph (b)(2) is "[for the stockholder] to submit a written statement from the record holder of its securities (usually a broker or a bank) verifying that, at the time the shareholder submitted the proposal, the shareholder continuously held the company's securities for at least one year." In spite of our December 3 Notice to Mr. Goldstein, GIL has not submitted such a written statement verifying GIL's ownership of our Class B Common Stock for the period from November 23, 2003, through June 21, 2004.

Under paragraph (b)(2)(ii) of the Rule, the second way to prove ownership applies "only if *you* have filed a Schedule 13D, Schedule 13G, Form 3, Form 4 and/or Form 5, or amendments to those documents or updated forms, reflecting your ownership of shares as of or before the date on which the one-year eligibility period begins." (Emphasis added.) "You" is defined in the introduction to the Rule as the "shareholder seeking to submit the proposal" – in this case, GIL.[1]

Mr. Goldstein has sought to demonstrate GIL's share ownership during the period from November 23, 2003, through June 21, 2004, by (1) submitting together with his November 23 letter a cover page from an Amendment 51 to a Schedules 13D filed on September 18, 2003, by MJG and other affiliates of Mario J. Gabelli (but not GIL) and (2) instructing the Company in his November 23 letter to "note that the reference to MJG ... in Amendment 52 [filed on November 19, 2003] refers to the same shares" as those purportedly then owned by GIL. Like Amendment 51, Amendment 52, was filed by MJG and other affiliates of Mario J. Gabelli -- but not GIL. Because neither Amendment 51 nor 52 was filed by GIL, the stockholder seeking to submit the Proposal, those Amendments -- which disclosed that *MJG* beneficially owned 380 shares of our Class B Common Stock -- cannot serve to demonstrate for purposes of paragraph

---

[1] See also Staff Legal Bulletin No. 14, dated July 13, 2001 (Question C.1.c.), in which the Staff clearly indicates that only "a shareholder *who has filed* a Schedule 13D, Schedule 13g, Form 4 or Form 5 reflecting ownership of the securities as of or before the date on which the one-year eligibility period begins may submit copies of these forms" to substantiate its ownership for the required time period.

(b)(2)(ii) of the Rule that GIL owned those shares during the period from November 23, 2003 through June 21, 2004.[2]

Mr. Goldstein has sought to circumvent the requirement of paragraph (b)(2)(ii) of the Rule by submitting an "Affidavit of Bonnie M. Cohen" in which Ms. Cohen, purportedly an "authorized signatory" of GIL, states that MJG serves as the Investment Manager for GIL and that "the 380 shares disclosed [in] ... Amendment 51 are shares that were held by MJG...for the benefit of its client, GIL." According to the Company's records, however, MJG was not a record owner of the Company's Class B Common Stock during the period from November 23, 2003, through June 21, 2004. The Staff has stated clearly that the submission of a statement by a stockholder's investment advisor, who is not the record owner of the shares, is insufficient to demonstrate ownership under the Rule. *See* Staff Legal Bulletin No. 14, dated July 13, 2001 (Question C.1.c.(1)). As such, even if Ms. Cohen were a representative of MJG, her affidavit could not serve to verify GIL's ownership during the period from November 23, 2003, through June 21, 2004.

Finally, in his December 15 letter, Mr. Goldstein seeks to demonstrate GIL's ownership for the one-year eligibility period by referring to a statement included by GIL and other affiliates of Mario J. Gabelli in an Amendment 56 to Schedule 13D filed by them on November 29, 2004, to the effect that "GIL ... has owned 380 shares of the Issuer's Class B Common Stock continuously since 1997." The inclusion of this self-serving statement in an amendment filed with the Commission six days after GIL submitted the Proposal does not demonstrate GIL's ownership of our Class B Common Stock during the period from November 23, 2003, through June 21, 2004, and it does not satisfy the verification requirement of paragraph (b)(2)(ii) of the Rule.

Because GIL has failed to demonstrate, in a manner required by Paragraph (b) of the Rule, that it owned shares of our Class B Common Stock during the period from November 23, 2003, the beginning of the one-year eligibility period under paragraph (b)(1) of the Rule, through June 21, 2004, the day before it became the record owner of 380 shares of the Company's Class B Common Stock, we may exclude the Proposal from our 2005 proxy statement.

---

[2] We note that the Staff reached this conclusion in granting the Company no-action relief in connection with an identical proposal submitted by GIL in connection with our 2004 annual meeting. *See* Media General, Inc. (February 11, 2004) 2004 SEC No-Act. Lexis 259.

B. Even if GIL were able to demonstrate that it owned shares of our Class B Common Stock during the full one-year eligibility period required by the Rule, because our Class B Common Stock is not (nor is it required to be) registered under Section 12 of the Act, GIL's ownership of Class B Common Stock does not entitle it to invoke the Rule.

Although the Company's Class A Common Stock is registered under Section 12 of the Act, our Class B Common Stock is not registered under Section 12. Our Class B Common Stock is not required to be registered under Section 12 because it is neither listed on a national securities exchange nor is it held by 500 or more holders of record. Indeed, our Class B Common Stock is held by a total of 18 holders of record.

Section 14(a) of the Act applies only to solicitations of proxies "in respect of any security ... registered pursuant to section 12 of [the Act]." Similarly, Rule 14a-2, promulgated by the Commission pursuant to Section 14(a), provides that the Commission's proxy rules, including the Rule, apply only to proxy solicitations "with respect to securities registered pursuant to Section 12 of the Act." Moreover, it is well settled that liability under Section 14(a) and the rules promulgated thereunder attaches to a solicitation of a proxy only if, at the time of the solicitation, the class of securities with respect to which the solicitation relates is required to be or is registered under Section 12 of the Act.[3] Since liability under the federal proxy rules cannot arise out of a proxy solicitation with respect to securities that are neither registered nor required to be registered under Section 12 of the Act, it follows that a holder of such securities is not entitled to the benefits and protection of the Commission's proxy rules, including the ability to invoke the Rule.

In this case, because our Class B Common Stock is neither registered nor required to be registered under Section 12 of the Act, those securities are not subject to Section 14 of the Act. Accordingly, GIL may not invoke the Rule on the basis of its purported beneficial ownership of shares of Class B Common Stock. Because GIL has no basis to invoke the Rule, our exclusion of the Proposal is appropriate.

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[3] *See* Baugh v. Citizens and Southern Nat'l Bank, No. 81-63-MAC, 1980 WL 1,487, at *2 (M.D. Ga. Apr. 30, 1980) ("Since the securities in this case are not required to be registered under §12 of the Exchange Act, plaintiff has no cause of action under Section 14(a) of the Act."); Greenberg v. Institutional Investor Sys., Inc., No. 74 Civ. 3866, 1975 WL 402, at *2 (S.D.N.Y. July 1, 1975) (dismissing a Section 14 claim because "[a] violation of the proxy rules must occur in connection with the solicitation, 'in respect of any security registered pursuant to Section 12 of this title,'" and the securities with respect to which the proxy statement at issue related were no longer registered under Section 12).

C. Even if GIL had satisfied the Rule's one-year ownership requirement and it could invoke the Rule on the basis of its ownership of our Class B Common Stock, we still would be entitled to exclude the Proposal under sub-sections (1), (2), (3) and (6) of Paragraph (i) of the Rule and because the Proposal is materially false and misleading.

1. The Proposal is excludable under sub-sections (1), (2) and (6) of Paragraph (i) of the Rule.

Under sub-sections (1), (2) and (6) of paragraph (i) of the Rule, a company may omit a stockholder proposal from its proxy materials if:

- "the proposal is not a proper subject for action by shareholders under the laws of the jurisdiction of the company's organization";
- "the proposal would, if implemented, cause the company to violate any state, federal, or foreign law to which it is subject;" or,
- "the company would lack the power or authority to implement the proposal."

The Virginia Stock Corporation Act (the "VSCA") expressly permits a Company's articles of incorporation to authorize one or more classes of shares that have "limited voting rights, or no right to vote." VSCA, Section 13.1-638. In accordance with this provision, our Articles grant the holders of our Class A Common Stock limited voting rights, which, in summary, entitle holders of those shares to vote only:

- for the election of 30 percent of our Board of Directors;
- on actions proposed to be taken by the Company to reserve shares for option grants or to acquire the stock or assets of other companies in specified circumstances, unless the stock exchange on which the Company's shares are listed does not require stockholder authorization for the taking of such action; and
- "as may be required" by law.

See Article II, Section B(2) and (3).

Furthermore, our Articles expressly provide that "the entire voting power shall be *vested solely and exclusively* in the holders of Class B Common Stock" and that the holders of Class A Common Stock "shall have *no* voting power and shall not have the right to participate in any meeting of stockholders," except as described above. Article II, Section B.(2)(b)(emphasis added).

According to the supporting statement included with the Proposal, the Proposal seeks to amend our Bylaws by means of a vote of *both* the holders of our Class A Common Stock and the holders of our Class B Common Stock. The limited voting rights conferred by our Articles on the holders of Class A Common Stock do not entitle those holders to vote on Bylaw amendments, including the amendment contained in the Proposal. Moreover, nothing in Virginia law "requires" the holders of Class A Common Stock to vote on amendments to our Bylaws. Indeed, allowing the holders of Class A Common Stock to vote on the Bylaw amendment contained in the Proposal would infringe on the "sole and exclusive" voting rights granted by our Articles to the holders of our Class B Common Stock and would directly contravene the provision in our Articles prohibiting holders of Class A Common Stock from participating in stockholder meetings (except in limited circumstances).[4] The adoption of the Proposal (which seeks to amend our Bylaws) by means of a vote of *both* the holders of Class A Common Stock and the holders of Class B Common Stock would violate our Articles. Because our Articles were adopted in accordance with the VCSA, implementation of the Proposal would, therefore, violate Virginia law.

In light of the foregoing, the Proposal is not a proper subject for action by the holders of the Class A Common Stock under Virginia law, the implementation of the Proposal would cause us to violate Virginia law, and we would lack the power and authority under Virginia law to implement the Proposal if it were adopted as proposed by means of a vote of *both* the holders of our Class A Common Stock and the holders of our Class B Common Stock. Accordingly, we may exclude the Proposal from our 2004 proxy materials under subsections (1), (2) and (6) of paragraph (i) of the Rule.[5]

2. The Proposal is excludable under Paragraph (i)(3) of the Rule.

Under paragraph (i)(3) of the Rule, a company may omit from its proxy materials any "proposal or supporting statement [that] is contrary to any of the Commission's proxy rules, including Rule 14a-9, which prohibits materially false or misleading statements in proxy soliciting materials." The Proposal states that "owners of both the Class A and Class B share[s] have the right to vote to amend the By-Laws to provide for

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[4] This is confirmed by an opinion of McGuireWoods LLP, Virginia counsel to the Company, contained in the letter of McGuireWoods LLP attached as Exhibit F (the "McGuireWoods Letter"). We note that the Staff consistently has recognized that the holders of our Class A Common Stock are not entitled to vote on amendments to our Bylaws or on other proposals sought to be presented to our stockholders and, as such, are ineligible to invoke the Rule in accordance with paragraph (b) thereof. *See* Media General, Inc. (Mar. 5, 2003) 2003 SEC No-Act. Lexis 288; Media General, Inc. (Mar. 20, 2002) 2002 SEC No-Act. Lexis 419; Media General, Inc. (Feb. 10, 2001) 2001 SEC No-Act. Lexis 208; Media General, Inc. (Mar. 23, 2000) 2000 SEC No-Act. Lexis 464; Media General, Inc. (Mar. 12, 1999) 1999 SEC No-Act. Lexis 354; and Media General, Inc. (Feb. 23, 1998) 1998 SEC No-Act. Lexis 252.

[5] These conclusions are also supported by an opinion of our Virginia counsel, McGuireWoods LLP. *See* the McGuireWoods Letter.

a greater quorum and voting requirement." This statement is materially false and misleading because it asserts that our Class A stockholders have a voting right which they do not in fact have under Virginia law. As noted above, our Class A stockholders have only limited voting rights which are specifically set forth in our Articles and which do not include the "right to vote to amend the By-Laws." If included in our proxy materials, this statement would be materially false and misleading, contravening the Commission's proxy rules, particularly the prohibition in Rule 14a-9.

In light of the foregoing, we believe the Proposal is properly excludable from our 2005 proxy materials under paragraph (i)(3) of the Rule.

****

For the above discussed reasons, we intend to exclude the Proposal from our 2005 annual meeting proxy materials. We request you confirm that the Staff will not recommend enforcement action to the Commission if we omit the Proposal from our proxy materials.

As is required by paragraph (j)(1) of the Rule, a copy of this letter is being sent simultaneously to Peter Goldstein, Esquire to notify him of our intention to omit the Proposal from our proxy materials.

Six copies of this letter, including Exhibits, are enclosed. If you should have any questions with respect to this letter, please contact the undersigned at the above number, or Stuart Z. Katz ((212) 859-8210) or Philip Richter ((212) 859-8763) of our counsel, Fried, Frank, Harris, Shriver & Jacobson LLP.



Very truly yours,

George L. Mahoney

Enclosures
cc: Peter Goldstein, Esquire

McGuireWoods LLP
One James Center
901 East Cary Street
Richmond, VA 23219-4030
Phone: 804.775.1000
Fax: 804.775.1061
www.mcguirewoods.com

McGUIREWOODS

December 21, 2004

George L. Mahoney, Esq.
General Counsel
Media General, Inc.
333 East Franklin Street
Richmond, Virginia 23219

Dear Mr. Mahoney:

This letter is submitted solely for the purpose of such requirements of Rule 14a-8(j)(2)(iii) of the Securities Exchange Act of 1934 as may apply to the letter dated December 21, 2004 submitted to the Office of Chief Counsel of the Securities and Exchange Commission (the "Submission Letter") by Media General, Inc. (the "Company") to exclude from the Company's 2005 annual meeting proxy material the proposal submitted on behalf of Gabelli International Limited on November 23, 2004 (the "Proposal").

In that connection, we have reviewed the Company's Articles of Incorporation (the "Articles") and Bylaws (the "Bylaws"), the Proposal, and the Submission Letter.

Based upon such review and our interpretation of the Articles, Bylaws, and such provisions of the Virginia Stock Corporation Act as we deem relevant, we are of the opinion that the holders of the Class A Common Stock of the Company are not entitled to vote, nor required by law to vote, on the Proposal, at the Annual Meeting of Shareholders of the Company to be held on April 28, 2005.

In addition, we concur with the views set forth in the Submission Letter that the Proposal, if implemented, could cause the Company to violate Virginia law, that it is not a proper subject for action by Class A shareholders and that the Company would lack the power or authority to implement the Proposal.

We understand that this letter will be attached as an exhibit to the Submission Letter, but it may not be relied upon by any other person or for any other reason than as expressly stated herein.

Very truly yours,

McGuire Woods, LLP

One Corporate Center
Rye, NY 10580-1435-1422
Tel. (914) 921-7732
Fax (914) 921-5384
pgoldstein@gabelli.com


CASH FLOW
RESEARCH

Exhibit A

Gabelli Asset Management Inc.

November 23, 2004

Via Fax and Overnight Delivery

Mr. George L. Mahoney
Secretary
Media General, Inc.
333 E. Franklin St.
Richmond, VA 23219

Re: *Shareholder Proposal*

Dear Mr. Mahoney:

I am enclosing on behalf of Gabelli International Limited ("GIL") a shareholder proposal and supporting statement. Under Rule 14a-8 of the Securities Exchange Act of 1934, I am requesting that Media General, Inc. ("Media General") include the proposal in its proxy statement for the 2005 annual meeting. GIL is proposing a resolution that urges the shareholders to vote in favor of a resolution that Article III, Section 5 of the By-Laws of Media General be amended to provide that any decision by the Company to engage in a transaction, either through acquisition of assets, stock or otherwise, by which Media General would acquire an operating business, and for which the consideration paid by the company would exceed $25 million, requires a unanimous quorum and a unanimous vote of the Board of Directors, and that, the amended by-law thereafter may only be amended or repealed by vote of two-thirds of the Company's shareholders.

Currently, GIL beneficially owns 380 shares of Media General Class B stock. The record holder of the shares is "Gabelli International Limited" and the certificate number is B2077. GIL has held the shares continuously since December 31, 1997, and requested and received a physical certificate in June 2004. Attached as Exhibit A are Amendments 52 and 55 to the Schedule 13D of Gabelli Asset Management Inc. These amendments will substantiate that GIL has been the beneficial owner of at least $2,000 in market value or 1% of the voting securities of Class B stock since November 23, 2003.

Please note that the reference to MJG Associates Inc. in Amendment 52 refers to the same shares. MJG Associates is the Investment Manager for GIL. These and all other amendments to the Schedule 13D of Gabelli Asset Management Inc. are readily available in the EDGAR database on the web site of the Securities and Exchange Commission, www.sec.gov. Moreover, copies have been provided to you when these filings have been made by Gabelli Asset Management Inc. on GIL's behalf.

I have enclosed a certification on behalf of GIL. It attests that GIL has been a beneficial owner of at least $2,000 in market value or 1% of the voting securities from November 22, 2003, to the present. It also certifies that GIL intends to continue beneficial ownership of such voting securities through the date on which Media General holds its 2005 annual meeting.

We appreciate your consideration of this request. If you require any additional information, please do not hesitate to contact me.

Sincerely,



Peter D. Goldstein
Director of Regulatory Affairs

Enclosures

SHAREHOLDER PROPOSAL

RESOLVED: That Article III, Section 5 of the By-Laws of Media General, Inc. (the "Company") be amended to provide that any decision by the Company to engage in a transaction, either through acquisition of assets, stock or otherwise, by which the Company would acquire an operating business, and for which the consideration paid by the Company would exceed $25 million, requires a unanimous quorum and a unanimous vote of the Board of Directors ("Directors"), and that, the amended by-law thereafter may only be amended or repealed by vote of two-thirds of the Company's shareholders who are permitted to vote on amendments to the Company's By-laws.

SUPPORTING STATEMENT

It has been our belief for a number of years, and it continues to be our belief, that the Company's stock is worth substantially more than its market price. Based on our internal analysis, we believe that the private market value of the Company's properties is substantially higher than the current market price, and that the shareholders should be receiving much more value than they have been receiving.

Management's actions to date have not narrowed the gap between the private value of the Company and its public market price. Instead, untimely and costly acquisitions, including the acquisition of Park Communications in 1997, have diluted earnings and seriously limited the Company's financial flexibility. We believe that these often complex deals leverage the balance sheet, while diluting shareholder value.

Article III, Section 5 of the Company's By-Laws, as amended and restated as of May 25, 2004, provides that the Board may transact business by simple majority vote. However, the owners of both Class A and Class B share of the Company have the right to vote to amend the By-Laws to provide for a greater quorum and voting requirement.

By so voting to amend Article III, Section 5 of the Company's By-Laws, the shareholders can ensure that, in the future, decisions about whether to make acquisitions, which may dilute shareholder value, will require the unanimous vote of the Board. Therefore, the vote of only one Director will be required to veto those actions that have been and can be detrimental to the Company. We urge you to vote amend Article III, Section 5 of the Company's By-Laws to provide that any decision by the Company to acquire an operating business where the consideration paid by the Company exceeds $25 million, requires a unanimous quorum and a unanimous vote of the Directors, and that, the amended by-law thereafter may only be amended or repealed by vote of two-third's of the Company's shareholders.

WE URGE SHAREHOLDERS TO VOTE IN FAVOR OF THIS PROPOSAL.

Exhibit A

One Corporate Center
Rye, NY 10580-1435
Tel. (914) 921-5294
Fax (914) 921-5384



Gabelli Asset Management

September 17, 2003

Mr. George L. Mahoney
Secretary
Media General, Inc.
333 E. Franklin St.
Richmond, VA 23219

Re: Media General, Inc.
Amendment No. 51 to Schedule 13D
CUSIP # 584404107

Dear Mr. Mahoney:

Enclosed please find one copy of our Amendment No. 51 to Schedule 13D. This Amendment was filed with the Securities and Exchange Commission on behalf of certain entities and persons affiliated with Gabelli Asset Management Inc. with respect to beneficial ownership of a class of equity securities of Media General, Inc.

Sincerely,



James E. McKee
General Counsel

JEM/kk
Enclosure(s)

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934 (Amendment No. 51)

Media General, Inc.
(Name of Issuer)

Class A Common Stock, Par Value $5 Per Share
(Title of Class of Securities)

584404107
(CUSIP Number)

James E. McKee
Gabelli Asset Management Inc.
One Corporate Center
Rye, New York 10580-1435
(914) 921-5294
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

September 16, 2003
(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box ☐.

CUSIP No. 584404107

1	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) MJG Associates, Inc. I.D. No. 06-1304269	
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)	(a) ☐ (b) ☐
3	SEC USE ONLY	
4	SOURCE OF FUNDS (SEE INSTRUCTIONS) 00-Client Funds	
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2 (d) OR 2 (e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Connecticut	

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH		
	7	SOLE VOTING POWER 380 (Item 5)
	8	SHARED VOTING POWER NONE
	9	SOLE DISPOSITIVE POWER 380 (Item 5)
	10	SHARED DISPOSITIVE POWER NONE

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 380 (ITEM 5)	
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0.00%	
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) CO	

Media General, Inc., Class A
Amendment No. 51 to Schedule 13D
September 17, 2003

Reviewed and Approved for filing by:



James E. McKee



Douglas R. Jamieson

NOV.23.2004 4:30PM GABELLI FUNDS INC.

One Corporate Center
Rye, NY 10580-1435
Tel. (914) 921-5294
Fax (914) 921-5384


CASH FLOW
RESEARCH

Gabelli Asset Management

September 23, 2004

Mr. George L. Mahoney
Secretary
Media General, Inc.
333 E. Franklin St.
Richmond, VA 23219

Re: Media General, Inc.
Amendment No. 55 to Schedule 13D
CUSIP # 584404107

Dear Mr. Mahoney:

Enclosed please find one copy of our Amendment No. 55 to Schedule 13D. This Amendment was filed with the Securities and Exchange Commission on behalf of certain entities and persons affiliated with Gabelli Asset Management Inc. with respect to beneficial ownership of a class of equity securities of Media General, Inc.

Sincerely,



James E. McKee
General Counsel

JEM/gm
Enclosure(s)

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934 (Amendment No. 55)

Media General, Inc.
(Name of Issuer)

Class A Common Stock, Par Value $5 Per Share
(Title of Class of Securities)

584404107
(CUSIP Number)

James E. McKee
Gabelli Asset Management Inc.
One Corporate Center
Rye, New York 10580-1435
(914) 921-5294
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

September 23, 2004
(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box ☐.

CUSIP No.

1	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Gabelli International Limited I.D. No. Foreign Corporation	
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)	(a) ☐ (b) ☐
3	SEC USE ONLY	
4	SOURCE OF FUNDS (SEE INSTRUCTIONS) WC	
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2 (d) OR 2 (e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION British Virgin Islands	

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH		
	7	SOLE VOTING POWER 380 (Item 5)
	8	SHARED VOTING POWER NONE
	9	SOLE DISPOSITIVE POWER 380 (Item 5)
	10	SHARED DISPOSITIVE POWER NONE

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 380 (ITEM 5)	
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0.00%	
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) CO	

Media General, Inc.
Amendment No. 55 to Schedule 13D
September 23, 2004

Reviewed and Approved for filing by:



James E. McKee



Douglas R. Jamieson

AFFIDAVIT OF BONNIE M. COHEN

STATE OF NEW YORK)
)
COUNTY OF WESTCHESTER)

Bonnie M. Cohen, being duly sworn, deposes and says:

1. I am an Authorized Signatory of Gabelli International Limited ("GIL"). I am fully familiar with facts set forth herein and am authorized to make this affidavit on behalf of GIL. I submit this affidavit in connection with the shareholder proposal submitted herewith by GIL for inclusion in the proxy statement of Media General, Inc. ("Media General") for Media General's 2005 annual meeting.

2. GIL is a non-U.S. private limited partnership for which MJG Associates, Inc. serves as Investment Manager. MJG Associates, Inc. also serves as the General Partner for two other private limited Partnerships.

3. GIL purchased 380 shares of the Class B common stock of Media General on December 31, 1997 and owned those shares continuously since that time. GIL has been beneficial owner of at least 1% or $2,000 in market value of the outstanding voting securities of Media General throughout the period since prior to November 22, 2003, through the date hereof. GIL intends to continue to be the beneficial owner of such voting securities through the date on which Media General's 2005 annual meeting is held. A representative of GIL intends to appear in person or by proxy at the meeting to being up the matter specified in this notice.

4. GIL provides information to Gabelli Asset Management Inc. for the purposes of the filing of join disclosure in filing made pursuant to Section 13(d) of the Securities

Exchange Act of 1934 and the Commission's rules. I have reviewed the Amendment No 51 to the 13D filed September 17, 2003, by Gabelli Asset Management Inc. ("Amendment 51) and Amendment 55 to the 13D filed September 23, 2004, by Gabelli Asset Management Inc. ("Amendment 55"). The 380 shares disclosed on page 4 of Amendment 51 are shares that were held by the MJG Associates, Inc. in its capacity as General Partner for the benefit of its client, GIL. The same shares are identified in Amendment 55 directly under the name of GIL. Those shares have been for the benefit of GIL continuously from the dates of Amendment 51 through the present.

5. In June 2004, GIL requested the issuance of a physical certificate relating to the 380 shares. That certificate, number B2077 was received on or around June 29, 2004.



Bonnie M. Cohen

Sworn to before me this
23rd Day of November 2004.



Notary Public

PETER D. GOLDSTEIN
Notary Public, State of New York
No. 02GO4771798
Qualified in New York County
Commission Expires February 20, 20 06

Exhibit B

MEDIA GENERAL, INC.

By-laws

Amended and Restated as of May 28, 2004

INDEX

Article I — Meetings of Stockholders

Section 1. *Place of Meetings* — Meetings of Stockholders shall be held at the principal office of the Corporation in Richmond, Virginia or at such other place, either within or without the Commonwealth of Virginia, as from time to time may be fixed by the Board of Directors.

Section 2. *Annual Meetings* — The Annual Meetings of Stockholders shall be held during the Corporation's second fiscal quarter on a date fixed by the Board of Directors.

Section 3. *Special Meetings* — Special meetings of the Stockholders may be called by the Chairman of the Board, a Vice Chairman, the Board of Directors, or in such other manner as is permitted by law.

Section 4. *Notice of Meetings* — Written notice stating the place, day and hour of the meeting and, in case of a special meeting, the purpose or purposes for which the meeting is called, shall be given not less than ten nor more than sixty days before the date of the meeting (except as a different time is specified in these By-laws or by the laws of Virginia) either personally or by mail, by or at the direction of the Chairman of the Board, a Vice Chairman, the Secretary, or the Officer or persons calling the meeting, to each Stockholder of record entitled to vote at such meeting. If mailed, such notice shall be deemed to be given when deposited in the United States mail addressed to the Stockholder at his address as it appears on the stock transfer books of the Corporation, with postage thereon prepaid.

Notice of a Stockholders' meeting to act on an amendment of the Articles of Incorporation, on a plan of merger or exchange of shares, on a sale of all or substantially all of the assets of the Corporation, or the dissolution of the Corporation shall be given, in the manner provided above, not less than twenty-five nor more than sixty days before the date of the meeting. Any such notice shall be accompanied by such additional documents as may be required by law.

Section 5. *Quorum* — A majority of the shares entitled to vote, represented in person or by proxy, shall constitute a quorum at a meeting of Stockholders; provided however, that when any specified action is required to be voted upon by a class of stock voting as a class, holders of a majority of the shares of such class shall constitute a quorum for the transaction of such specified action. If a quorum is present, action on a matter is approved if the votes cast in favor of the action exceeds the votes cast opposing the action, except when a larger vote or a vote by class is required by the laws of the Commonwealth of Virginia and except that in elections of Directors those receiving the greatest number of votes shall be deemed elected even though not receiving a majority. Less than a quorum may adjourn, without notice other than by announcement at the meeting, until a quorum shall attend.

Section 6. *Voting* — Each holder of shares of a class entitled to vote on a matter coming before a meeting of Stockholders shall be entitled to one vote for each share he or she holds.

A Stockholder may vote either in person or by proxy executed by the Stockholder or by his duly authorized attorney in fact. No proxy shall be valid after eleven months from its date, unless otherwise provided in the proxy.

Section 7. *Advance Notice Provisions for Election of Directors* — Only persons who are nominated in accordance with the following procedures shall be eligible for election as Directors of the Corporation. Nominations of persons for election to the Board of Directors as Class A or Class B Directors may be made at any Annual Meeting of Stockholders, or at any special meeting of Stockholders called for the purpose of electing Directors, (a) by or at the direction of the Board of Directors or (b) by any Stockholder of the Corporation (i) who is a Stockholder of record of the Class in respect of which such nomination is made on the date of the giving of the notice provided for in this Section 7 and on the record date for the determination of Stockholders entitled to vote at such meeting and (ii) who complies with the notice procedures set forth in this Section 7.

In addition to any other applicable requirements, for a nomination to be made by a Stockholder such Stockholder must have given timely notice thereof in proper written form to the Secretary of the Corporation.

To be timely, a Stockholder's notice to the Secretary must be delivered to or mailed and received at the principal executive offices of the Corporation (a) in the case of an Annual Meeting, not less than 90 days nor more than 120 days prior to the date of the Annual Meeting, as provided in Article I, Section 2 of these By-laws; and (b) in the case of a special meeting of Stockholders called for the purpose of electing Directors, not later than the close of business on the 10th day following the day on which notice of the date of the special meeting was mailed or public disclosure of the date of the special meeting was made, whichever first occurs.

To be in proper written form, a Stockholder's notice to the Secretary must set forth (a) as to each person whom the Stockholder proposes to nominate for election as a Director (i) the name, age, business address and residence address of the person, (ii) the employer and principal occupation of the person, (iii) a biographical profile of the person, including educational background and business and professional experience, (iv) the class or series and number of shares of capital stock of the Corporation which are owned beneficially and of record by the person and (v) any other information relating to the person that would be required to be disclosed in a proxy statement or other filings required to be made in connection with solicitations of proxies for election of Directors pursuant to Section 14 of the Securities Exchange Act of 1934, as amended (the "Exchange Act"), and the rules and regulations promulgated thereunder; and (b) as to the Stockholder giving the notice (i) the name and record address of such Stockholder, (ii) the employer and principal occupation of such Stockholder, (iii) the class or series and number of shares of capital stock of the Corporation which are owned beneficially or of record by such Stockholder, (iv) a description of all arrangements or understandings between such Stockholder and each proposed nominee and any other person or persons (including their names) pursuant to which the nomination(s) are to be made by such Stockholder, (v) a representation that such Stockholder intends to appear in person or by proxy at the meeting to nominate the person or persons named in his notice and (vi) any other information relating to such Stockholder that would be required to be disclosed in a proxy statement or other filings required to be made in connection with solicitations of proxies for election of Directors pursuant to Section 14 of the Exchange Act and the rules and regulations promulgated thereunder. Such notice must be accompanied by a written consent of each proposed nominee to be named as a nominee and to serve as a Director if elected.

No person shall be eligible for election as a Director of the Corporation unless nominated in accordance with the procedures set forth in this Section 7. If the Chairman of the meeting determines that a nomination was not made in accordance with the foregoing procedures, the Chairman shall declare to the meeting that the nomination was defective, and such defective nomination shall be disregarded.

Section 8. *Advance Notice Provisions for Business to be Transacted at Annual Meeting* — No business may be transacted at an Annual Meeting of Stockholders, other than business that is either (a) specified in the notice of meeting (or any supplement thereto) given by or at the direction of the Board of Directors (or any duly authorized committee thereof), (b) otherwise properly brought before the Annual Meeting by or at the direction of the Board of Directors (or any duly authorized committee thereof) or (c) otherwise properly brought before the Annual Meeting by any Stockholder of the Corporation (i) who is a Stockholder of record of any class entitled to vote on such business on the date of the giving of the notice provided for in this Section 8 and on the record date for the determination of Stockholders entitled to vote at such Annual Meeting and (ii) who complies with the notice procedures set forth in this Section 8.

In addition to any other applicable requirements, for business to be properly brought before an Annual Meeting by a Stockholder, such Stockholder must have given timely notice thereof in proper written form to the Secretary of the Corporation.

To be timely, a Stockholder's notice to the Secretary must be delivered to or mailed and received at the principal executive offices of the Corporation not less than 90 days nor more than 120 days prior to the date of the Annual Meeting, as provided in Article I, Section 2 of these By-laws.

To be in proper written form a Stockholder's notice to the Secretary must set forth as to each matter such Stockholder proposes to bring before the Annual Meeting (i) a brief description of the business desired to be brought before the Annual Meeting and the reasons for conducting such business at the Annual Meeting, (ii) the name and record address of such Stockholder, (iii) the employer and principal occupation of such Stockholder, (iv) the class or series and number of shares of capital stock of the Corporation which are owned beneficially and of record by such Stockholder, (v) a description of all arrangements or understandings between such Stockholder and any other person or persons (including their names) in connection with the proposal of such business by such Stockholder and any material interest of such Stockholder in such business and (vi) a representation that such Stockholder intends to appear in person or by proxy at the Annual Meeting to bring such business before the meeting.

No business shall be conducted at the Annual Meeting of Stockholders except business brought before the Annual Meeting in accordance with the procedures set forth in this Section 8; provided, however, that once business has been properly brought before the Annual Meeting in accordance with such procedures, nothing in this Section 8 shall be deemed to preclude discussion by any Stockholder of any such business. If the Chairman of an Annual Meeting determines that business was not properly brought before the Annual Meeting in accordance with the foregoing procedures, the Chairman shall declare to the meeting that the business was not properly brought before the meeting, and such business shall not be transacted.

Article II — Directors

Section 1. *General Powers* — All corporate powers shall be exercised by or under the authority of, and the business and affairs of the Corporation shall be managed under the direction of, the Board of Directors, subject to any requirement of Stockholder action.

Section 2. *Number, Election, Term and Qualification* — The number of Directors of the Corporation shall be fixed by the Shareholders or by the Board of Directors, but shall not be fewer than eight nor more than twelve. For the purpose of election of Directors only, the Directors shall be divided into two classes; the Directors whom the holders of Class A Common Stock are entitled to elect shall be designated Class A Directors, and the Directors whom the holders of Class B Stock are entitled to elect shall be designated Class B Directors. Directors shall, except as provided in Section 3 of this Article II, be elected by the classes of shares entitled to elect them, at each Annual Meeting of Stockholders, to hold office until the next Annual Meeting of Stockholders or until their death, resignation, retirement, removal or disqualification. Directors need not be residents of the Commonwealth of Virginia or Stockholders of the Corporation. Except for a Director who may be or has been an Officer of the Company, all Directors shall be under the age of 73 years, provided however, that a Director serving at the time he reaches such age shall be permitted to complete his term of office but shall not thereafter be eligible for reelection, and provided further, that this sentence shall not apply to any Director in office as of November 24, 1977.

Section 3. *Vacancies* — Except as limited by law, any vacancy occurring in the Board of Directors may be filled by the affirmative vote of a majority of the remaining Directors though less than a quorum of the Board of Directors.

Section 4. *Removal* — At a meeting called expressly for that purpose, any Director may be removed from office, with or without cause, by a vote of the Stockholders holding a majority of the shares of the class of stock which elected such Director. If any Directors are so removed, new Directors may be elected at the same meeting.

Section 5. *Compensation* — The Board of Directors may compensate Directors for their services as such and may provide for the payment of all expenses incurred by Directors in attending regular and special meetings of the Board of Directors.

Section 6. *Advisory Directors* — The Directors may, from time to time, by a majority vote of all Directors, elect one or more persons to serve as advisory directors for such term(s) as the Directors by resolution shall establish or until such advisory director's death, resignation, retirement, disqualification or removal. Advisory directors shall not be Directors of the Corporation and shall have no rights, privileges or powers of Directors other than those specifically provided herein or as may be specifically assigned to them by the Directors. Advisory directors shall attend meetings of the Directors and meetings of any committees of the Directors to which they may be appointed. Advisory directors shall not be entitled to vote on any business coming before the Directors or any Committee thereof and shall not be counted for the purpose of determining the number of Directors necessary to constitute a quorum, for the purpose of determining whether a quorum is present or for any other purpose whatsoever. Any or all advisory directors may be removed at any time with or without cause by vote of the shareholders or by action of the Directors. The termination of any person's relationship with the Corporation as an advisory director shall not be deemed to create a vacancy in the position of advisory director.

Article III — Directors Meetings

Section 1. *Annual Meeting* — The Annual Meeting of the Board of Directors (which meeting shall be considered a regular meeting for the purposes of notice) shall be held on the same day as the Annual Meeting of Stockholders for the purpose of electing Officers, unless the Board shall determine otherwise, and carrying on such other business as properly may come before such meeting.

Section 2. *Regular Meetings* — Regular meetings of the Board of Directors shall be held for the purpose of carrying on such business as may properly come before the meeting in the months of January, March, May, July, September and November of each year on such day within such months and at such time and at such place, within or without the Commonwealth of Virginia, as may be designated by the Chairman and specified in the notice of the meeting. Furthermore, regular meetings of the Board of Directors shall be held immediately following each special meeting of Stockholders to act upon any matter considered by the Stockholders and to consider such other business as may properly come before the meeting. Any such meeting shall be held at the place where the Stockholders' meeting was held.

Section 3. *Special Meetings* — Special meetings of the Board of Directors shall be held on the call of the Chairman of the Board, a Vice Chairman, or any four members of the Board of Directors, at the principal office of the Corporation or at such other place as the Chairman may direct.

Section 4. *Notice* — Notice of regular and special meetings of the Board of Directors shall be mailed to each Director at least two (2) days, or telegraphed at least twenty-four (24) hours, prior to the time of the meeting. Notice of a special meeting must set forth the purpose for which the meeting is called.

Section 5. *Quorum* — A majority of the Directors shall constitute a quorum for the transaction of business. The act of the majority of the Directors present at a meeting at which a quorum is present shall be the act of the Board of Directors.

Section 6. *Waiver of Notice* — Notwithstanding any other provisions of these By-laws, whenever notice of any meeting for any purpose is required to be given to any Director a waiver thereof in writing signed by the person or persons entitled to said notice, whether before or after the time stated therein, shall be the equivalent to the giving of such notice.

A Director who attends a meeting shall be deemed to have had timely and proper notice thereof unless he attends for the express purpose of objecting to the transaction of any business because the meeting is not lawfully called or convened.

Section 7. *Action Without A Meeting* — Any action which is required to be taken at a meeting of the Directors or of a Director's Committee may be taken without a meeting if a consent in writing, setting forth the action so to be taken, shall be signed before such action by all of the Directors or all of the members of the Committee, as the case may be. Such consent shall have the same force and effect as a unanimous vote.

Article IV — Directors Committees

Section 1. *Executive Committee* — The Board of Directors, by a resolution adopted by a majority of the number of Directors, may designate no less than four (4) nor more than six (6) Directors, including the Chairman of the Board, the Chairman of the Executive Committee and any Vice Chairman, to constitute an Executive Committee. Members of the Executive Committee shall serve until removed, until their successors are designated or until the Executive Committee is dissolved by the Board of Directors. All vacancies which may occur in the Executive Committee shall be filled by the Board of Directors. The Executive Committee, when the Board of Directors is not in session, may exercise all of the powers of the Board of Directors except as limited by law, and may authorize the seal of the Corporation to be affixed as required. Regular meetings of the Executive Committee shall be held six (6) times per year, alternating with the regular meetings of the full Board of Directors, on such days and at such time and at such place, within or without the Commonwealth of Virginia, as may be designated by the Chairman of the Board or Chairman of the Executive Committee and specified in the notice of the meeting. The Special Meetings, Quorum, Waiver of Notice, and Action Without A Meeting provisions applicable to meetings of the Board of Directors set forth in Article III, Sections 3, 5,

6, and 7, respectively, shall apply to meetings of the Executive Committee as well, with all references therein to Directors to refer to the members of the Executive Committee and all references therein to the Board of Directors to refer to the Executive Committee. Notice of regular and special Executive Committee meetings of the Board of Directors shall be telephoned or otherwise given to each member thereof at least twenty-four (24) hours prior to the time of the meeting. Notice of a special meeting must set forth the purpose for which the meeting is called.

Section 2. *Other Committees* — Other Committees with limited authority may be designated by a resolution adopted by a majority of the full number of Directors.

Article V — Officers

Section 1. *Officers* — The Officers of the Corporation shall be a Chairman of the Board, a Chairman of the Executive Committee, one or more Vice Chairmen of the Board, a President, one or more Vice Presidents (any one or more of whom may be designated as an Executive Vice President or a Senior Vice President), a General Counsel, a Secretary, a Treasurer, a Controller and, in the discretion of the Board of Directors, one or more Assistant Secretaries, Assistant Treasurers and Assistant Controllers. The Chairman of the Board, the Chairman of the Executive Committee and the Vice Chairmen of the Board shall be chosen from the members of the Board of Directors. Any two offices may be combined in the same person except the offices of President and Secretary.

Section 2. *Election, Term* — Officers shall be elected at the regular Annual Meeting of the Board of Directors or at such other time as the Board of Directors may determine and shall hold office, unless removed, until the next Annual Meeting of the Board of Directors or until their successors are elected and qualified.

Section 3. *Removal of Officers* — Any Officer may be removed with or without cause at any time by the Board of Directors at any duly called meeting.

Section 4. *Duties of Chairman of the Board* — The Chairman of the Board shall be a member of the Executive Committee and, in the absence or incapacity of the President or vacancy in the office of President, shall perform the duties of that office until the Board of Directors shall otherwise determine. He shall preside at all meetings of the Stockholders and Directors, and shall see that all the orders and resolutions of the Board of Directors are carried into effect, subject, however, to the rights of the Directors to delegate any specific powers. He shall, in addition, have such powers and duties as may be specifically assigned to him by the Board of Directors.

Section 5. *Duties of Chairman of the Executive Committee* — The Chairman of the Executive Committee shall be a member of the Executive Committee, and shall preside at all meetings of the Executive Committee and shall see that all orders and resolutions of the Executive Committee are carried into effect, subject, however, to the rights of the Executive Committee to delegate any specific powers. He shall, in addition, have such powers and duties as may be specifically assigned to him by the Board of Directors.

Section 6. *Duties of Vice Chairmen of the Board* — Subject to the control of the Board of Directors and the Chairman of the Board and to the provisions of the Articles of Incorporation and By-laws, the Vice Chairmen shall severally perform such duties as may, from time to time, be assigned to each by the Chairman of the Board or the Board of Directors.

Section 7. *Duties of President* — Subject to the control of the Board of Directors and the Chairman of the Board and to the provisions of the Articles of Incorporation and By-laws, the President shall perform such duties as may, from time to time, be assigned to him by the Chairman of the Board or the Board of Directors.

Section 8. *Duties of Vice Presidents* — The Vice Presidents shall severally perform such duties as may, from time to time, be assigned to each by the Chairman of the Board, the Vice Chairmen, the President or the Board of Directors.

Section 9. *Duties of General Counsel* — The General Counsel shall be the chief legal officer of the Corporation. He shall, with the help of those whom he may employ (including any firm of which he may be a member) supervise the handling of all claims made by or against the Corporation, the filing of such statements, reports or other documents as may be required by state and federal agencies controlling corporations and their securities, render legal advice to the Officers and Directors and generally manage all matters of a legal nature for the Corporation.

Section 10. *Duties of Secretary* — The Secretary shall keep a record in proper books for the purpose of all meetings and proceedings of the Board of Directors and of the Executive Committee and also the minutes of the Stockholders' meetings, and record all the votes of the Corporation. He shall attend to the giving and serving of all notices of the Corporation and shall notify the Directors and Stockholders of their respective meetings. He shall have custody of the seal of the Corporation and shall affix the seal or cause it to be affixed to all documents which are authorized to be executed on behalf of the Corporation under its corporate seal. He shall have custody of all deeds, leases, and contracts and shall have charge of the books, records and papers of the Corporation relating to its organization and management. In addition, he shall perform such other duties as may from time to time be delegated to him by the Chairman of the Board, the Vice Chairmen, the President or the Board of Directors.

Section 11. *Duties of Treasurer* — The Treasurer shall have custody of all the funds and securities of the Corporation and shall dispose of the same as provided in these By-laws, or as directed by the Board of Directors or the Executive Committee, if created. He shall have the care and custody of all securities, books of account, documents and papers of the Corporation except such as are kept by the Secretary. He shall keep regular and full accounts showing his receipts and disbursements. He shall at all times submit to the Board of Directors such statements as to the financial condition of this Corporation as they may require and shall perform such other duties as may from time to time be delegated to him by the Chairman of the Board, the Vice Chairmen, the President or the Board of Directors.

Section 12. *Duties of Controller* — The Controller shall be responsible for all accounting, budgeting, and internal auditing functions of the Corporation, subject to the direction of the Chairman of the Board, the Vice Chairmen, the President, the Vice President designated as Principal Accounting Officer, or the Board of Directors. In addition, he shall perform such other duties as may from time to time be delegated to him by the Chairman of the Board, the Vice Chairmen, the President or the Board of Directors.

Section 13. *Duties of Assistant Secretaries* — The Assistant Secretaries shall, jointly or severally, in the absence or incapacity of the Secretary or vacancy in the office of Secretary, perform the duties of the Secretary. They shall also perform such other duties as may from time to time be delegated to them by the Chairman of the Board, the Vice Chairmen, the President, the Board of Directors or the Secretary.

Section 14. *Duties of Assistant Treasurers* — The Assistant Treasurers shall, jointly and severally, in the absence or incapacity of the Treasurer or vacancy in the office of Treasurer, perform the duties of the Treasurer. They shall also perform such other duties as may from time to time be delegated to them by the Chairman of the Board, the Vice Chairmen, the President, the Board of Directors or the Treasurer.

Section 15. *Duties of Assistant Controllers* — The Assistant Controllers shall, jointly and severally, in the absence or incapacity of the Controller or vacancy in the office of Controller, perform the duties of the Controller, and shall in general assist the Controller in the performance of his duties. They shall also perform such other duties as may from time to time be delegated to them by the Chairman of the Board, the Vice Chairmen, the President, the Board of Directors or the Controller.

Section 16. *Salaries of Officers* — The Board of Directors shall fix the salaries of all of the Officers of the Corporation.

Section 17. *Bonds* — The Board of Directors may by resolution require that any or all Officers, agents and employees of the Corporation give bond to the Corporation, with sufficient sureties, conditioned on the faithful performance of the duties of their respective offices or positions, and comply with such other conditions as may from time to time be required by the Board of Directors.

Article VI — Certificates of Stock

Section 1. *Form* — Certificates representing shares of the capital stock of the Corporation shall be in such form as is permitted by law and prescribed by the Board of Directors and shall be signed by the President or a Vice President and the Secretary or an Assistant Secretary or any other Officer authorized by a resolution of the Board of Directors. They may, but need not, be sealed with the seal of the Corporation or a facsimile thereof. The signatures of the Officers upon such certificates may be facsimiles if the certificate is countersigned by a Transfer Agent or registered by a Registrar other than the Corporation itself or an employee of the Corporation.

In case any Officer who has signed or whose facsimile signature has been placed upon a stock certificate shall have ceased to be such Officer before such certificate is issued, it may be issued by the Corporation with the same effect as if he were such Officer at the date of its issue.

Section 2. *Transfer Agents and Registrars* — Transfer Agents and/or Registrars for the stock of the Corporation may be appointed by the Board of Directors and may be required to countersign stock certificates.

Section 3. *Lost, Destroyed and Mutilated Certificates* — Holders of the stock of the Corporation shall immediately notify the Corporation of any loss, destruction or mutilation of the certificate therefor, and the Board of Directors may in its discretion, or any Officer of the Corporation appointed by the Board of Directors for that purpose may in his discretion, cause one or more new certificates for the same number of shares in the aggregate to be issued to such Stockholder upon the surrender of the mutilated certificate or upon satisfactory proof of such loss or destruction and the deposit of a bond in such form and amount and with such surety as the Board of Directors may require.

Section 4. *Transfer of Stock* — The stock of the Corporation shall be transferable or assignable only on the books of the Corporation by the holders in person or by attorney on surrender of the certificates for such shares duly endorsed and, if sought to be transferred by attorney, accompanied by a written power of attorney to have the same transferred on the books of the Corporation.

Section 5. *Closing of Transfer Books and Fixing Record Date* — For the purposes of determining Stockholders entitled to notice of or to vote at any meeting of Stockholders or any adjournment thereof, or entitled to receive payment of any dividend, or in order to make a determination of Stockholders for any other proper purpose, the Board of Directors of this Corporation may fix in advance a date as the record date for any such determination of Stockholders, such date in any case to be not more than seventy days prior to the date on which the particular action requiring such determination of Stockholders is to be taken. If no record date is fixed for the determination of Stockholders entitled to notice of or to vote at a meeting of Stockholders, or Stockholders entitled to receive payment of a dividend, the date on which the notice of the meeting is mailed or the date on which the resolution of the Board of Directors declaring such dividend is adopted, as the case may be, shall be the record date for such determination of Stockholders. When a determination of Stockholders has been made as provided in this section with respect to any meeting, such determination shall apply to any adjournment thereof.

Article VII — Voting of Stock Held

Unless otherwise provided by the vote of the Board of Directors, the Chairman of the Board, a Vice Chairman, the President, or the Secretary may from time to time appoint an attorney or attorneys or agent or agents of this Corporation to cast the votes which this Corporation may be entitled to cast as a Stockholder or otherwise in any other corporation, any of whose stock or securities may be held by this Corporation, at meetings of the holders of the stock or other securities of such other corporation, or to consent in writing to any action by any other such corporation, and may instruct the person or persons so appointed as to the manner of casting such votes or giving such consent, and may execute or cause to be executed on behalf of this Corporation such written proxies, consents, waivers or other instruments as he may deem necessary or proper in the premises; or the Chairman of the Board, a Vice Chairman, the President, or the Secretary may himself attend any meeting of the holders of stock or other securities of such other corporation and thereat vote or exercise any powers of this Corporation as the holder of such stock or other securities of such other corporation.

Article VIII — Limitation of Liability

No Director or Officer of the Corporation shall be liable to the Company or to its stockholders for monetary damages to the full extent that the Virginia Stock Corporation Act, as amended from time to time, permits the elimination of, or limitation on, such liability.

Article IX — Miscellaneous

Section 1. *Checks, Notes, Etc.* — All checks and drafts on the Corporation's bank accounts and all bills of exchange, promissory notes, acceptances and other instruments of a similar character shall be signed by such Officer or Officers or agent or agents of the Corporation as shall be thereunto authorized from time to time by the Board of Directors.

Section 2. *Fiscal Year* — The fiscal year of the Corporation shall be determined in the discretion of the Board of Directors, but in the absence of any such determination it shall be the calendar year.

Section 3. *Corporate Seal* — The Corporate Seal shall be circular and shall have inscribed thereon, within and around the circumference, the words "Media General, Inc., Richmond, VA." In the center shall be the word "Seal."

Article X — Amendments

Section 1. *New By-laws and Alterations* — These By-laws may be amended or repealed and new By-laws may be made at any regular or special meeting of the Board of Directors by a majority of the Board. However, By-laws made by the Board of Directors may be repealed or changed and new By-laws may be made by the Stockholders and the Stockholders may prescribe that any By-law made by them shall not be altered, amended, or repealed by the Directors.

Section 2. *Legislative Amendments* — In event any portion of these By-laws is subsequently altered by act of the General Assembly of Virginia those portions thereof which are not affected by such legislation shall remain in full force and effect until and unless altered or repealed in accordance with the other terms hereof.

Media General, Inc., P.O. Box 85333 Richmond, Virginia 23293-0001 (804) 649-6000 www.mediageneral.com
Fax (804) 649-6989
gmahoney@mediageneral.com

Exhibit C


Media
General

George L. Mahoney
General Counsel & Secretary

December 3, 2004

VIA UPS NEXT DAY AIR

Peter D. Goldstein, Esquire
Director of Regulatory Affairs
Gabelli Asset Management Inc.
One Corporate Center
Rye, New York 10580-1435

Re: Shareholder Proposal Submitted on Behalf of Gabelli International Limited

Dear Mr. Goldstein:

This acknowledges receipt by Media General, Inc. (the "Company") of your November 23, 2004 letter seeking to invoke Rule 14a-8 under the Securities Exchange Act of 1934 (the "Act") to include a shareholder proposal in the Company's 2005 proxy materials on behalf of Gabelli International Limited ("GIL") on the basis of GIL's purported ownership of 380 shares of the Company's Class B common stock for the one year period prior to the date of your submission.

Under Rule 14a-8(f), we are obliged to notify you of eligibility or procedural defects in your submission that may be curable. Without acknowledging that the defects noted below are curable, or that they constitute procedural or eligibility defects of the type referred to in Rule 14a-8(f), we hereby alert you to the following defects in your submission.

1. You have failed to demonstrate that GIL has continuously held Company shares for the one-year period required to satisfy the eligibility requirements under Rule 14a-8(b).

Under Rule 14a-8(b)(1), "[i]n order to be eligible to submit a proposal, [a shareholder] must have continuously held at least $2,000 in market value, or 1%, of the company's securities entitled to be voted on the proposal at the meeting for at least one year by the date [the shareholder] submit[s] the proposal." Rule 14a-8(b)(2) provides, if a company is unable to verify a shareholder's eligibility from the company's own records, the shareholder must prove its eligibility by delivering either (a) a written statement from the record holder of the company's securities (usually a broker or a bank) verifying that, at the time the shareholder submitted the proposal, the shareholder continuously held the company's securities for at least one year; or (b) a copy of a filed Schedule 13D, Schedule 13G, Form 3, Form 4 or Form 5, or amendments to those documents or updated forms, reflecting the shareholder's ownership of shares as of or before the date on which the one-year eligibility period begins.

Because GIL has been a registered holder of 380 shares of the Company's Class B common stock only since June 22, 2004, the Company is not able to verify from its records that GIL held those shares for the period from November 23, 2003, the beginning of the one year eligibility period under Rule 14a-8(b)(2), through June 21, 2004. You have sought to "substantiate" GIL's share ownership for the period from November 23, 2003, by submitting with your letter a cover page from Amendment 51 to a Schedule 13D filed with the SEC on September 18, 2003, by MJG Associates, Inc. ("MJG").[1]

As you know from the no-action letter issued by the staff of the SEC in connection with the proposal submitted last year on behalf of GIL by your colleague Mr. Davalla,[2] a Schedule 13D filed by an entity other than GIL cannot serve to substantiate GIL's share ownership for purposes of Rule 14a-8(b). Accordingly, even if you had submitted a full copy of the Schedule 13D filed by MJG and any subsequent amendments reporting a change of MJG's ownership as contemplated by Rule 14a-8(b)(2)(ii)(A) – rather than just a cover page – that submission would not have substantiated GIL's share ownership for the period from November 23, 2003, through June 21, 2004, for purposes of Rule 14a-8(b)(2).

Accordingly, because GIL's name does not appear on the Company's records as a registered shareholder for the period from November 23, 2003 through June 21, 2004, and GIL did not file a Schedule 13D or 13G or any of Forms 3, 4 or 5 reflecting its ownership of the Company's shares during that period, the only permissible manner in which GIL may substantiate it ownership of Company shares during that period for purposes of Rule 14a-8(b) is through the submission of a written statement from the record holder of the shares verifying GIL's ownership during that period.

2. Even if you are able to substantiate GIL's ownership of 380 shares of the Company's Class B common stock for the one-year eligibility period, GIL's ownership of 380 shares of the Company's Class B common stock cannot provide the basis to invoke Rule 14a-8. As you are aware, Rule 14a-8 applies only with respect to a solicitation of securities registered under Section 12 of the Act. Although the Company's Class A common stock is registered under Section 12, its Class B common stock is not registered. Accordingly, the ownership by GIL of Class B common stock does not entitle GIL to invoke Rule 14a-8.

1 We note that your letter refers to Amendment 52, which was not included with your letter.

2 See *Media General, Inc.* (February 11, 2004).

3. The statement in the supporting statement included with your letter that "the owners of both Class A and Class B shares of the Company have the right to vote to amend the By-Laws to provide for a greater quorum and voting requirement" is factually incorrect and misleading. As you are aware, under our Articles of Incorporation, only holders of the Company's Class B Common Stock are entitled to vote on amendments to our Bylaws. Holders of our Class A common stock, who have only specified, limited voting rights under our Articles, are not entitled to vote on amendments to our Bylaws. Accordingly, we also may exclude the GIL proposal under Rule 14a-8(i)(3) as being materially misleading in violation of Rule 14a-9.

If you are able to cure any of the forgoing defects, Rule 14a-8(f) requires that you transmit a response to this notice within 14 days of the date you receive it. For your convenience, we have attached a copy of Rule 14a-8.

Finally, during the past seven years, Gabelli entities have submitted a total of eight shareholder proposals (including two in one year) for inclusion in the Company proxy materials under Rule 14a-8. The staff of the SEC has permitted the Company to exclude each of these proposals from its proxy materials, concluding in connection with each submission that the Gabelli entities are ineligible to invoke Rule 14a-8. The SEC's staff has reached this same conclusion year after year despite the myriad of tactics you have employed in an effort to have your proposal included in the Company's proxy materials. In light of this record, your practice of annually submitting a shareholder proposal to the Company serves no purpose other than to harass and distract Company management and force the Company to incur needless expense. We urge you to reconsider and withdraw your proposal. Doing so will relieve you, the Company and the Staff of the SEC of the trouble of going through yet another no-action process.

Please be advised that, if you choose not to withdraw your proposal, the Company intends to seek the proposal's exclusion from our 2005 proxy materials on all grounds available to us.

Very truly yours,



George L. Mahoney

Enclosure

Rule 14a-8 -- Proposals of Security Holders

This section addresses when a company must include a shareholder's proposal in its proxy statement and identify the proposal in its form of proxy when the company holds an annual or special meeting of shareholders. In summary, in order to have your shareholder proposal included on a company's proxy card, and included along with any supporting statement in its proxy statement, you must be eligible and follow certain procedures. Under a few specific circumstances, the company is permitted to exclude your proposal, but only after submitting its reasons to the Commission. We structured this section in a question-and- answer format so that it is easier to understand. The references to "you" are to a shareholder seeking to submit the proposal.

a. Question 1: What is a proposal? A shareholder proposal is your recommendation or requirement that the company and/or its board of directors take action, which you intend to present at a meeting of the company's shareholders. Your proposal should state as clearly as possible the course of action that you believe the company should follow. If your proposal is placed on the company's proxy card, the company must also provide in the form of proxy means for shareholders to specify by boxes a choice between approval or disapproval, or abstention. Unless otherwise indicated, the word "proposal" as used in this section refers both to your proposal, and to your corresponding statement in support of your proposal (if any).

b. Question 2: Who is eligible to submit a proposal, and how do I demonstrate to the company that I am eligible?

    1. In order to be eligible to submit a proposal, you must have continuously held at least $2,000 in market value, or 1%, of the company's securities entitled to be voted on the proposal at the meeting for at least one year by the date you submit the proposal. You must continue to hold those securities through the date of the meeting.

    2. If you are the registered holder of your securities, which means that your name appears in the company's records as a shareholder, the company can verify your eligibility on its own, although you will still have to provide the company with a written statement that you intend to continue to hold the securities through the date of the meeting of shareholders. However, if like many shareholders you are not a registered holder, the company likely does not know that you are a shareholder, or how many shares you own. In this case, at the time you submit your proposal, you must prove your eligibility to the company in one of two ways:

        i. The first way is to submit to the company a written statement from the "record" holder of your securities (usually a broker or bank) verifying that, at the time you submitted your proposal, you continuously held the securities for at least one year. You must also include your own written statement that you intend to continue to hold the securities through the date of the meeting of shareholders; or

ii. The second way to prove ownership applies only if you have filed a Schedule 13D, Schedule 13G, Form 3, Form 4 and/or Form 5, or amendments to those documents or updated forms, reflecting your ownership of the shares as of or before the date on which the one-year eligibility period begins. If you have filed one of these documents with the SEC, you may demonstrate your eligibility by submitting to the company:

   A. A copy of the schedule and/or form, and any subsequent amendments reporting a change in your ownership level;

   B. Your written statement that you continuously held the required number of shares for the one-year period as of the date of the statement; and

   C. Your written statement that you intend to continue ownership of the shares through the date of the company's annual or special meeting.

c. Question 3: How many proposals may I submit: Each shareholder may submit no more than one proposal to a company for a particular shareholders' meeting.

d. Question 4: How long can my proposal be? The proposal, including any accompanying supporting statement, may not exceed 500 words.

e. Question 5: What is the deadline for submitting a proposal?

   1. If you are submitting your proposal for the company's annual meeting, you can in most cases find the deadline in last year's proxy statement. However, if the company did not hold an annual meeting last year, or has changed the date of its meeting for this year more than 30 days from last year's meeting, you can usually find the deadline in one of the company's quarterly reports on Form 10- Q or 10-QSB, or in shareholder reports of investment companies under Rule 30d-1 of the Investment Company Act of 1940. [Editor's note: This section was redesignated as Rule 30e-1. See 66 FR 3734, 3759, Jan. 16, 2001.] In order to avoid controversy, shareholders should submit their proposals by means,

including electronic means, that permit them to prove the date of delivery.

2. The deadline is calculated in the following manner if the proposal is submitted for a regularly scheduled annual meeting. The proposal must be received at the company's principal executive offices not less than 120 calendar days before the date of the company's proxy statement released to shareholders in connection with the previous year's annual meeting. However, if the company did not hold an annual meeting the previous year, or if the date of this year's annual meeting has been changed by more than 30 days from the date of the previous year's meeting, then the deadline is a reasonable time before the company begins to print and mail its proxy materials.

3. If you are submitting your proposal for a meeting of shareholders other than a regularly scheduled annual meeting, the deadline is a reasonable time before the company begins to print and mail its proxy materials.

f. Question 6: What if I fail to follow one of the eligibility or procedural requirements explained in answers to Questions 1 through 4 of this section?

1. The company may exclude your proposal, but only after it has notified you of the problem, and you have failed adequately to correct it. Within 14 calendar days of receiving your proposal, the company must notify you in writing of any procedural or eligibility deficiencies, as well as of the time frame for your response. Your response must be postmarked, or transmitted electronically, no later than 14 days from the date you received the company's notification. A company need not provide you such notice of a deficiency if the deficiency cannot be remedied, such as if you fail to submit a proposal by the company's properly determined deadline. If the company intends to exclude the proposal, it will later have to make a submission under Rule 14a-8 and provide you with a copy under Question 10 below, Rule 14a-8(j).

2. If you fail in your promise to hold the required number of securities through the date of the meeting of shareholders, then the company will be permitted to exclude all of your proposals from its proxy materials for any meeting held in the following two calendar years.

g. Question 7: Who has the burden of persuading the Commission or its staff that my proposal can be excluded? Except as otherwise noted, the burden is on the company to demonstrate that it is entitled to exclude a proposal.

h. Question 8: Must I appear personally at the shareholders' meeting to present the proposal?

1. Either you, or your representative who is qualified under state law to present the proposal on your behalf, must attend the meeting to present the proposal. Whether you attend the meeting yourself or send a qualified representative to the meeting in your place, you should make sure that you, or your representative, follow the proper state law procedures for attending the meeting and/or presenting your proposal.

2. If the company holds it shareholder meeting in whole or in part via electronic media, and the company permits you or your representative to present your proposal via such media, then you may appear through electronic media rather than traveling to the meeting to appear in person.

3. If you or your qualified representative fail to appear and present the proposal, without good cause, the company will be permitted to exclude all of your proposals from its proxy materials for any meetings held in the following two calendar years.

i. Question 9: If I have complied with the procedural requirements, on what other bases may a company rely to exclude my proposal?

1. Improper under state law: If the proposal is not a proper subject for action by shareholders under the laws of the jurisdiction of the company's organization;

Not to paragraph (i)(1)

Depending on the subject matter, some proposals are not considered proper under state law if they would be binding on the company if approved by shareholders. In our experience, most proposals that are cast as recommendations or requests that the board of directors take specified action are proper under state law. Accordingly, we will assume that a proposal drafted as a recommendation or suggestion is proper unless the company demonstrates otherwise.

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2. Violation of law: If the proposal would, if implemented, cause the company to violate any state, federal, or foreign law to which it is subject;

Not to paragraph (i)(2)

Note to paragraph (i)(2): We will not apply this basis for exclusion to permit exclusion of a proposal on grounds that it would violate foreign law if compliance with the foreign law could result in a violation of any state or federal law.

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3. Violation of proxy rules: If the proposal or supporting statement is contrary to any of the Commission's proxy rules, including Rule 14a-9, which prohibits materially false or misleading statements in proxy soliciting materials;
4. Personal grievance; special interest: If the proposal relates to the redress of a personal claim or grievance against the company or any other person, or if it is designed to result in a benefit to you, or to further a personal interest, which is not shared by the other shareholders at large;
5. Relevance: If the proposal relates to operations which account for less than 5 percent of the company's total assets at the end of its most recent fiscal year, and for less than 5 percent of its net earning sand gross sales for its most recent fiscal year, and is not otherwise significantly related to the company's business;
6. Absence of power/authority: If the company would lack the power or authority to implement the proposal;
7. Management functions: If the proposal deals with a matter relating to the company's ordinary business operations;
8. Relates to election: If the proposal relates to an election for membership on the company's board of directors or analogous governing body;
9. Conflicts with company's proposal: If the proposal directly conflicts with one of the company's own proposals to be submitted to shareholders at the same meeting.

Note to paragraph (i)(9)

Note to paragraph (i)(9): A company's submission to the Commission under this section should specify the points of conflict with the company's proposal.

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10. Substantially implemented: If the company has already substantially implemented the proposal;

11. Duplication: If the proposal substantially duplicates another proposal previously submitted to the company by another proponent that will be included in the company's proxy materials for the same meeting;

12. Resubmissions: If the proposal deals with substantially the same subject matter as another proposal or proposals that has or have been previously included in the company's proxy materials within the preceding 5 calendar years, a company may exclude it from its proxy materials for any meeting held within 3 calendar years of the last time it was included if the proposal received:

    i. Less than 3% of the vote if proposed once within the preceding 5 calendar years;

    ii. Less than 6% of the vote on its last submission to shareholders if proposed twice previously within the preceding 5 calendar years; or

    iii. Less than 10% of the vote on its last submission to shareholders if proposed three times or more previously within the preceding 5 calendar years; and

13. Specific amount of dividends: If the proposal relates to specific amounts of cash or stock dividends.

j. Question 10: What procedures must the company follow if it intends to exclude my proposal?

    1. If the company intends to exclude a proposal from its proxy materials, it must file its reasons with the Commission no later than 80 calendar days before it files its definitive proxy statement and form of proxy with the Commission. The company must simultaneously provide you with a copy of its submission. The Commission staff may permit the company to make its submission later than 80 days before the company files its definitive proxy statement and form of proxy, if the company demonstrates good cause for missing the deadline.

    2. The company must file six paper copies of the following:

        i. The proposal;

        ii. An explanation of why the company believes that it may exclude the proposal, which should, if possible, refer to the most recent applicable authority, such as prior Division letters issued under the rule; and

iii. A supporting opinion of counsel when such reasons are based on matters of state or foreign law.

k. Question 11: May I submit my own statement to the Commission responding to the company's arguments?

   Yes, you may submit a response, but it is not required. You should try to submit any response to us, with a copy to the company, as soon as possible after the company makes its submission. This way, the Commission staff will have time to consider fully your submission before it issues its response. You should submit six paper copies of your response.

l. Question 12: If the company includes my shareholder proposal in its proxy materials, what information about me must it include along with the proposal itself?

   1. The company's proxy statement must include your name and address, as well as the number of the company's voting securities that you hold. However, instead of providing that information, the company may instead include a statement that it will provide the information to shareholders promptly upon receiving an oral or written request.

   2. The company is not responsible for the contents of your proposal or supporting statement.

m. Question 13: What can I do if the company includes in its proxy statement reasons why it believes shareholders should not vote in favor of my proposal, and I disagree with some of its statements?

   1. The company may elect to include in its proxy statement reasons why it believes shareholders should vote against your proposal. The company is allowed to make arguments reflecting its own point of view, just as you may express your own point of view in your proposal's supporting statement.

   2. However, if you believe that the company's opposition to your proposal contains materially false or misleading statements that may violate our anti- fraud rule, Rule 14a-9, you should promptly send to the Commission staff and the company a letter explaining the reasons for your view, along with a copy of the company's statements opposing your proposal. To the extent possible, your letter should include specific factual information demonstrating the inaccuracy of the company's claims. Time permitting, you may wish to try to work out your differences with the company by yourself before contacting the Commission staff.

   3. We require the company to send you a copy of its statements opposing your proposal before it mails its proxy materials, so

that you may bring to our attention any materially false or misleading statements, under the following timeframes:

i. If our no-action response requires that you make revisions to your proposal or supporting statement as a condition to requiring the company to include it in its proxy materials, then the company must provide you with a copy of its opposition statements no later than 5 calendar days after the company receives a copy of your revised proposal; or

ii. In all other cases, the company must provide you with a copy of its opposition statements no later than 30 calendar days before its files definitive copies of its proxy statement and form of proxy under Rule 14a-6.

Exhibit D

MEDIA GENERAL, INC.

Articles of Incorporation

Amended and Restated as of May 28, 2004

a majority of all votes entitled to be cast by holders of the Class A Common Stock or the Class B Common Stock, respectively, in lieu of such vote as would otherwise be required by the first sentence of subsection E of §13.1-707 of the Virginia Stock Corporation Act or any successor statute.

(c) Except as may be otherwise specifically provided in these Articles, in all other respects, including, but not by way of limitation, the right to receive the payment of cash dividends, the right to share in the property or business of the Corporation in event of its liquidation in whole or in part, and the right to share in the assets of the Corporation in event of its dissolution and the distribution of such assets by way of return of capital, each share of Common Stock of this Corporation, whether Class A Common Stock or Class B Common Stock, shall rank equally and be identical.

(3) Other Rights. (a) Unless the Corporation, prior to taking any of the actions listed below, shall receive the written consent of any stock exchange on which any stock of the Corporation may be listed to the taking of such action without the authorization of the stockholders, or unless at the time such action is taken no shares of stock of the Corporation are listed upon any stock exchange, the holders of the Class A Common Stock, the holders of the Class B Common Stock and, to the extent set forth in any amendment to these Articles of Incorporation, the holders of any series of Preferred Stock, voting together and not as separate classes, must authorize the taking of any of the following listed actions by a majority vote at a duly called meeting of stockholders at which each share, regardless of Class, shall be entitled to one vote:

(i) The reservation of any shares of capital stock of the Corporation for options granted or to be granted to officers, directors or employees of the Corporation;

(ii) The acquisition of the stock or assets of any company in the following circumstances:

(x) if any officer, director or holder of 10% or more of any class of shares of voting securities of the Corporation has an interest, directly or indirectly, in the company or assets to be acquired or in the consideration to be paid in the transaction;

(y) if the transaction involves the issuance of Class A or Class B Common Stock or securities convertible into either, or any combination of the three, and if the aggregate number of shares of Common Stock so to be issued together with the Common Stock which could be issued upon conversion of such securities approximates (in the reasonable judgment of the Board of Directors) 20% of the aggregate number of shares of Class A and Class B Common Stock outstanding immediately prior to such transaction; or

(z) if the transaction involves issuance of Class A or Class B Common Stock or any additional consideration and if the value of the aggregate consideration so to be issued (including the value of any Common Stock which may be issuable in the future in accordance with the terms of the transaction) has in the reasonable judgment of the Board of Directors a combined fair value of approximately 20% or more of the aggregate market value of shares of Class A and Class B Common Stock outstanding immediately prior to such transaction.

(b) The holders of the Class A Common Stock and Class B Common Stock shall be treated equally, according to the number of shares of Common Stock they hold, in the payment of any stock dividend or other distribution of shares, but the holders of the Class A Common Stock may be issued only Class A Common Stock in the payment of any such stock dividend or distribution, while the holders of the Class B Common Stock may be issued either Class A Common Stock or Class B Common Stock in the discretion of the Board of Directors.

(c) The holders of the Class B Common Stock shall have preemptive rights with respect to any additional shares of Class B Common Stock issued, and otherwise no holder of any share of any class of stock of the Corporation shall have any preemptive or other rights to subscribe for or purchase any shares of any class or any notes, debentures, bonds or any other securities of the Corporation (including but not limited to warrants, rights or options) whether now or hereafter authorized and whether or not convertible into, or evidencing or carrying options, warrants or rights to purchase, shares of any class or any notes, debentures, bonds or other securities now or hereafter authorized, and whether the same shall be issued for cash, services or property, or by way of dividend or otherwise.

(d)(i) Each share of Class B Common Stock may at any time be converted, at the option of the holder thereof, into one share of Class A Common Stock. Such right shall be exercised by the surrender of the certificate representing such share of Class B Common Stock to be converted at the office of the transfer agent of the Corporation (the "Transfer Agent") during

AMENDED AND RESTATED ARTICLES OF INCORPORATION OF MEDIA GENERAL, INC.

ARTICLE I

The name of the Corporation is MEDIA GENERAL, INC.

ARTICLE II

A. The aggregate number of shares of stock which the Corporation shall have the authority to issue, each of which shall have a par value per share of $5.00, are as follows:

Class	No. of Shares
Class A Common	75,000,000
Class B Common	600,000
Preferred	5,000,000

B. The preferences, limitations, and relative rights of the different classes of stock are as follows:

(1) Preferred Stock. (a) The holders of the Preferred Stock shall have no voting rights except to the extent that such rights may be conferred in an amendment to these Articles of Incorporation and except to the extent that the vote of such holders is required by the laws of the State of Virginia.

(b) Authority is expressly vested in the Board of Directors to divide the Preferred Stock into series and, within the limitations set by law, to fix and determine the relative rights and preferences of the shares of any series so established and to provide for the issuance thereof. Each series shall be so designated as to distinguish the shares thereof from the share of all other series.

(c) Prior to the issuance of any shares of a series of Preferred Stock, these Articles of Incorporation shall be amended by the Board of Directors to establish the designation and number of shares of the series and the relative rights and preferences thereof and such amendment shall have been declared effective by the State Corporation Commission of Virginia.

(2) Common Stock. (a) The holders of the Class A Common Stock voting separately and as a class shall be entitled to one vote for each share held by them in the election of 30% of the Board of Directors proposed to be elected at any meeting of stockholders held for that purpose (or the nearest whole number if such percentage is not a whole number), such Directors to be known as Class A Directors. The holders of the Class B Common Stock voting separately and as a class shall be entitled to one vote for each share held by them in the election of the balance of the Board of Directors to be elected at any such meeting, such Directors to be known as Class B Directors.

(b) Except as provided in Paragraphs B(1)(b), B(2)(a) and B(3)(a) of this Article II and as otherwise required by law, the entire voting power shall be vested solely and exclusively in the holders of the shares of Class B Common Stock, and each holder thereof shall be entitled to one vote for each one share thereof held upon all matters requiring a any Director or Officer. Notwithstanding the provisions of this paragraph, the Corporation shall not indemnify any Director or Officer to the extent that he shall receive indemnification similar to that hereinabove provided from any other source.

The Corporation shall pay for or reimburse the reasonable fees, costs and expenses incurred by a Director or Officer who is a party to a proceeding in advance of final disposition of the proceeding if (i) the Director or Officer furnishes the Corporation a written statement of his good faith belief that he has met the standard of conduct set forth in the first sentence of this Article, and (ii) the Director or Officer furnishes the Corporation a written undertaking, executed personally or on his behalf, to repay any advance if it is ultimately determined he did not meet such standard, unless a determination has been made in the manner set forth above that the facts then known to those making the determination would preclude indemnification under this Article. The undertaking required by (ii) above shall be an unlimited general obligation of the Director or Officer but need not be secured and shall be accepted without reference to financial ability to make repayment.

Every reference in this Article to Director or Officer shall include every Director or Officer or former Director or Officer of the Corporation and every person who may have served at the request of the Corporation or one of its subsidiaries as a director, officer, partner or trustee of any corporation, partnership, joint-venture, trust, employee benefit plan, or other enterprise, and, in all of such cases, his heirs, executors and administrators.

In addition, in this Article, the terms "expenses," "liability," "party" and "proceeding" shall have the respective meanings set forth in Section 13.1-696 of the Virginia Stock Corporation Act.

The foregoing rights and indemnification shall not be exclusive of any other rights to which the Directors and Officers may be entitled according to law.

AMENDED AND RESTATED
ARTICLES OF INCORPORATION
OF
MEDIA GENERAL, INC.

ARTICLE I

The name of the Corporation is MEDIA GENERAL, INC.

ARTICLE II

A. The aggregate number of shares of stock which the Corporation shall have the authority to issue, each of which shall have a par value per share of $5.00, are as follows:

Class	No. of Shares
Class A Common	75,000,000
Class B Common	600,000
Preferred	5,000,000

B. The preferences, limitations, and relative rights of the different classes of stock are as follows:

(1) Preferred Stock. (a) The holders of the Preferred Stock shall have no voting rights except to the extent that such rights may be conferred in an amendment to these Articles of Incorporation and except to the extent that the vote of such holders is required by the laws of the State of Virginia.

(b) Authority is expressly vested in the Board of Directors to divide the Preferred Stock into series and, within the limitations set by law, to fix and determine the relative rights and preferences of the shares of any series so established and to provide for the issuance thereof. Each series shall be so designated as to distinguish the shares thereof from the share of all other series.

(c) Prior to the issuance of any shares of a series of Preferred Stock, these Articles of Incorporation shall be amended by the Board of Directors to establish the designation and number of shares of the series and the relative rights and preferences thereof and such amendment shall have been declared effective by the State Corporation Commission of Virginia.

(2) Common Stock. (a) The holders of the Class A Common Stock voting separately and as a class shall be entitled to one vote for each share held by them in the election of 30% of the Board of Directors proposed to be elected at any meeting of stockholders held for that purpose (or the nearest whole number if such percentage is not a whole number), such Directors to be known as Class A Directors. The holders of the Class B Common Stock voting separately and as a class shall be entitled to one vote for each share held by them in the election of the balance of the Board of Directors to be elected at any such meeting, such Directors to be known as Class B Directors.

(b) Except as provided in Paragraphs B(1)(b), B(2)(a) and B(3)(a) of this Article II and as otherwise required by law, the entire voting power shall be vested solely and exclusively in the holders of the shares of Class B Common Stock, and each holder thereof shall be entitled to one vote for each one share thereof held upon all matters requiring a a majority of all votes entitled to be cast by holders of the Class A Common Stock or the Class B Common Stock, respectively, in lieu of such vote as would otherwise be required by the first sentence of subsection E of §13.1-707 of the Virginia Stock Corporation Act or any successor statute.

(c) Except as may be otherwise specifically provided in these Articles, in all other respects, including, but not by way of limitation, the right to receive the payment of cash dividends, the right to share in the property or business of the Corporation in event of its liquidation in whole or in part, and the right to share in the assets of the Corporation in event of its dissolution and the distribution of such assets by way of return of capital, each share of Common Stock of this Corporation, whether Class A Common Stock or Class B Common Stock, shall rank equally and be identical.

(3) Other Rights. (a) Unless the Corporation, prior to taking any of the actions listed below, shall receive the written consent of any stock exchange on which any stock of the Corporation may be listed to the taking of such action without the authorization of the stockholders, or unless at the time such action is taken no shares of stock of the Corporation are listed upon any stock exchange, the holders of the Class A Common Stock, the holders of the Class B Common Stock and, to the extent set forth in any amendment to these Articles of Incorporation, the holders of any series of Preferred Stock, voting together and not as separate classes, must authorize the taking of any of the following listed actions by a majority vote at a duly called meeting of stockholders at which each share, regardless of Class, shall be entitled to one vote:

(i) The reservation of any shares of capital stock of the Corporation for options granted or to be granted to officers, directors or employees of the Corporation;

(ii) The acquisition of the stock or assets of any company in the following circumstances:

(x) if any officer, director or holder of 10% or more of any class of shares of voting securities of the Corporation has an interest, directly or indirectly, in the company or assets to be acquired or in the consideration to be paid in the transaction;

(y) if the transaction involves the issuance of Class A or Class B Common Stock or securities convertible into either, or any combination of the three, and if the aggregate number of shares of Common Stock so to be issued together with the Common Stock which could be issued upon conversion of such securities approximates (in the reasonable judgment of the Board of Directors) 20% of the aggregate number of shares of Class A and Class B Common Stock outstanding immediately prior to such transaction; or

(z) if the transaction involves issuance of Class A or Class B Common Stock or any additional consideration and if the value of the aggregate consideration so to be issued (including the value of any Common Stock which may be issuable in the future in accordance with the terms of the transaction) has in the reasonable judgment of the Board of Directors a combined fair value of approximately 20% or more of the aggregate market value of shares of Class A and Class B Common Stock outstanding immediately prior to such transaction.

(b) The holders of the Class A Common Stock and Class B Common Stock shall be treated equally, according to the number of shares of Common Stock they hold, in the payment of any stock dividend or other distribution of shares, but the holders of the Class A Common Stock may be issued only Class A Common Stock in the payment of any such stock dividend or distribution, while the holders of the Class B Common Stock may be issued either Class A Common Stock or Class B Common Stock in the discretion of the Board of Directors.

(c) The holders of the Class B Common Stock shall have preemptive rights with respect to any additional shares of Class B Common Stock issued, and otherwise no holder of any share of any class of stock of the Corporation shall have any preemptive or other rights to subscribe for or purchase any shares of any class or any notes, debentures, bonds or any other securities of the Corporation (including but not limited to warrants, rights or options) whether now or hereafter authorized and whether or not convertible into, or evidencing or carrying options, warrants or rights to purchase, shares of any class or any notes, debentures, bonds or other securities now or hereafter authorized, and whether the same shall be issued for cash, services or property, or by way of dividend or otherwise.

(d)(i) Each share of Class B Common Stock may at any time be converted, at the option of the holder thereof, into one share of Class A Common Stock. Such right shall be exercised by the surrender of the certificate representing such share of Class B Common Stock to be converted at the office of the transfer agent of the Corporation (the "Transfer Agent") during normal business hours accompanied by a written notice of the election by the holder thereof to convert and (if so required by the Corporation or the Transfer Agent) an instrument of transfer, in form satisfactory to the Corporation and to the Transfer Agent, duly executed by such holder or his duly authorized attorney, and funds in the amount of any applicable transfer tax (unless provision satisfactory to the Corporation is otherwise made therefor), if required pursuant to subparagraph (iii) below.

(ii) As promptly as practicable after the surrender for conversion of a certificate representing shares of Class B Common Stock in the manner provided in subparagraph (i) above and the payment in cash of any amount required by the provisions of subparagraph (i) and (iii), the Corporation will deliver or cause to be delivered at the office of the Transfer Agent to or upon the written order of the holder of such certificate, a certificate or certificates representing a number of fully paid and non-assessable shares of Class A Common Stock issuable upon such conversion, issued in such name or names as such holder may direct. Such conversion shall be deemed to have been made immediately prior to the close of business on the date of the surrender of the certificate representing shares of Class B Common Stock, and all rights of the holder of such shares of Class B Common Stock as such holder shall cease at such time and the person or persons in whose name or names the certificate or certificates representing the shares of Class A Common Stock are to be issued shall be treated for all purposes as having become the record holder or holders of such shares of Class A Common Stock at such time.

(iii) The issuance of certificates for shares of Class A Common Stock upon conversion of shares of Class B Common Stock shall be made without charge for any stamp or other similar tax in respect of such issuance. However, if any such certificate is to be issued in a name other than that of the holder of the share or shares of Class B Common Stock converted, the person or persons requesting the issuance thereof shall pay to the Corporation the amount of any tax which may be payable in respect of any transfer involved in such issuance, or shall establish to the satisfaction of the Corporation that such tax has been paid.

ARTICLE III

The number of Directors constituting the Board of Directors shall be fixed in accordance with the bylaws, or, in the absence of an applicable bylaw, shall be fixed by the shareholders or by the Board of Directors, but shall not be fewer than eight nor more than twelve.

Any vacancy in the Directorate created by the death, resignation or removal of a Class A Director shall be filled by the affirmative vote of a majority of the remaining Class A Directors, and any vacancy in the Directorate created by the death, resignation or removal of a Class B Director shall be filled by the affirmative vote of a majority of the remaining Class B Directors.

ARTICLE IV

The Corporation shall indemnify each Director and Officer who was or is a party to any proceeding, including a proceeding brought by a stockholder in the right of the Corporation or brought by or on behalf of stockholders of the Corporation, by reason of his being or having been a Director or Officer, against any liability incurred by him in connection with such proceeding, except to the extent such liability is a result of his willful misconduct or a knowing violation of the criminal law.

In the event of the satisfaction of a judgment, penalty or fine, including any excise tax assessed with respect to an employee benefit plan, in any proceeding, or in the event of a settlement or other disposition of a proceeding, the Corporation shall indemnify each Director or Officer against all liability incurred by him in connection with such proceeding, provided that such indemnity shall be conditioned upon a prior determination that such indemnification of the Director or Officer is permissible under the first sentence of this Article. Such determination shall be made (i) by the Board of Directors by a majority vote of a quorum consisting of Directors not at the time parties to such proceeding; or (ii) if the quorum described in (i) above cannot be obtained, by majority vote of a committee, duly designated by the Board of Directors (in which designation Directors who are parties to such proceeding may participate), consisting solely of two or more Directors not at the time parties to such proceeding; or (iii) by special legal counsel selected by the Board of Directors or its committee in the manner prescribed in (i) and (ii) above, if a quorum of the Board of Directors cannot be obtained under (i) above and a committee cannot be designated under (ii) above, selected by majority vote of the full Board of Directors, in which selection Directors who are parties to such proceeding may participate, or (iv) by the stockholders entitled to vote thereon (but shares owned by or voted under the control of Directors or Officers who are at the time parties to such proceeding may not be voted on such determination). Directors eligible to make any such determination or to refer any such determination to special legal counsel must act with reasonable promptness when indemnification is sought by any Director or Officer. Notwithstanding the provisions of this paragraph, the Corporation shall not indemnify any Director or Officer to the extent that he shall receive indemnification similar to that hereinabove provided from any other source.

The Corporation shall pay for or reimburse the reasonable fees, costs and expenses incurred by a Director or Officer who is a party to a proceeding in advance of final disposition of the proceeding if (i) the Director or Officer furnishes the Corporation a written statement of his good faith belief that he has met the standard of conduct set forth in the first sentence of this Article, and (ii) the Director or Officer furnishes the Corporation a written undertaking, executed personally or on his behalf, to repay any advance if it is ultimately determined he did not meet such standard, unless a determination has been made in the manner set forth above that the facts then known to those making the determination would preclude indemnification under this Article. The undertaking required by (ii) above shall be an unlimited general obligation of the Director or Officer but need not be secured and shall be accepted without reference to financial ability to make repayment.

Every reference in this Article to Director or Officer shall include every Director or Officer or former Director or Officer of the Corporation and every person who may have served at the request of the Corporation or one of its subsidiaries as a director, officer, partner or trustee of any corporation, partnership, joint-venture, trust, employee benefit plan, or other enterprise, and, in all of such cases, his heirs, executors and administrators.

In addition, in this Article, the terms "expenses," "liability," "party" and "proceeding" shall have the respective meanings set forth in Section 13.1-696 of the Virginia Stock Corporation Act.

The foregoing rights and indemnification shall not be exclusive of any other rights to which the Directors and Officers may be entitled according to law.

DEC 15 2004

One Corporate Center
Rye, NY 10580-1435
Tel. (914) 921-7732
Fax (914) 921-5384
pgoldsteine@.gabelli.com


CASH FLOW
RESEARCH

Gabelli Asset Management Inc.

Exhibit E

December 13, 2004

George L. Mahoney
Secretary
Media General, Inc.
333 E. Franklin St.
Richmond, Virginia 23219

Re: *Rule 14a-8 proposal*

Dear Mr. Mahoney.

I am responding to your letter dated December 3, 2004. In response to your points see the numbered points below.

1. *Ownership*

Ownership of the shares has been disclosed in every Amendment to the Gabelli Schedule 13D since the shares were purchased in December of 1997. Those shares have appeared in those Amendments, all copied to you and available on the SEC EDGAR database at www.sec.gov. The shares appear currently under the name of the fund that owns them, Gabelli International Ltd. ("GIL"). They previously appeared under the name of the investment manager for the fund, MJG Associates. The explanatory disclosure in each of the Amendments discloses that MJG Associates is the investment manager for GIL and has dispositive power with respect to shares. *See, e.g.,* Amendment No. 51, at 9 (copy previously provided). Ms. Cohen's supporting affidavit also sets forth the relationship between MJG Associates and GIL and confirms the continuity of holding of the shares.

The rule and staff interpretation expressly permit proof of ownership in the manner set forth in the supporting documentation to the proposal. The relevant SEC Staff Bulletin states:

> Alternatively, a shareholder who has filed a Schedule 13D, Schedule 13G, Form 4 or Form 5 reflecting ownership of the securities as of or before the date on which the one-year eligibility period begins may submit copies of these forms and any subsequent amendments reporting a change in ownership level, along with a written statement that he or she

> has owned the required number of securities continuously for one year as of the time the shareholder submits the proposal.

Division of Cooperate Finance, Staff Legal Bulletin No. 14, at 12. The submission satisfies this requirement.

I very much doubt that the company is or was genuinely unaware of the ownership of these Class B shares. In the unlikely event that it was, please note that the most recent Amendment to the Schedule 13D jointly filed by Gabelli Asset Management Inc., GIL and others, specifically states that GIL: "has owned 380 shares of [Media General's] Class B Common Stock continuously since 1997" (Copy Attached). Notwithstanding what the SEC Staff bulletins and the Rule state, we are prepared to provide additional documentation regarding the purchase and ownership of the shares if necessary.

2. *Registration*

Please note that this point is not one of the enumerated bases for excluding a Rule 14a-8 proposal. *See* Division of Cooperate Finance, Staff Legal Bulletin No. 14. I have enclosed a copy for your convenience. Moreover, Rule 14a-2 states that the entire sequence of proxy rules (including Rule 14a-8) applies, unless otherwise exempted, to every proxy solicitation with respect to securities registered under Section 12, which the proxy for the 2005 Media General meeting certainly will be.

3. *Assertion with Respect to Falsity.*

Please note that the proposal merely attempts to summarize the relevant bylaw. That bylaw, from the version of the bylaws attached as an Exhibit to the Quarterly Report on Form 10-Q dated August 4, 2004, reads:

> *New By-laws and Alterations* — These By-laws may be amended or repealed and new By-laws may be made at any regular or special meeting of the Board of Directors by a majority of the Board. However, By-laws made by the Board of Directors may be repealed or changed *and new By-laws may be made by the Stockholders and the Stockholders may prescribe that any By-law made by them shall not be altered, amended, or repealed by the Directors.*

(emphasis supplied). Should you wish to waive the word limit on the proposal, GIL would be happy to quote the bylaw in its entirety, which should certainly alleviate any concern you feel.

We trust that this letter addresses the points raised in your letter. If not, please feel free to let us know.

Yours truly,



Peter Goldstein
Director of Regulatory Affairs

Enclosure

Division of Corporation Finance
Securities and Exchange Commission

Shareholder Proposals

Staff Legal Bulletin No. 14 (CF)

Action: Publication of CF Staff Legal Bulletin

Date: July 13, 2001

Summary: This staff legal bulletin provides information for companies and shareholders on rule 14a-8 of the Securities Exchange Act of 1934.

Supplementary Information: The statements in this legal bulletin represent the views of the Division of Corporation Finance. This bulletin is not a rule, regulation or statement of the Securities and Exchange Commission. Further, the Commission has neither approved nor disapproved its content.

Contact Person: For further information, please contact Jonathan Ingram, Michael Coco, Lillian Cummins or Keir Gumbs at (202) 942-2900.

A. What is the purpose of this bulletin?

The Division of Corporation Finance processes hundreds of rule 14a-8 no-action requests each year. We believe that companies and shareholders may benefit from information that we can provide based on our experience in processing these requests. Therefore, we prepared this bulletin in order to

- explain the rule 14a-8 no-action process, as well as our role in this process;

- provide guidance to companies and shareholders by expressing our views on some issues and questions that commonly arise under rule 14a-8; and

- suggest ways in which both companies and shareholders can facilitate our review of no-action requests.

Because the substance of each proposal and no-action request differs, this bulletin primarily addresses procedural matters that are common to companies and shareholders. However, we also discuss some substantive matters that are of interest to companies and shareholders alike.

We structured this bulletin in a question and answer format so that it is easier to understand and we can more easily respond to inquiries regarding its contents. The references to "we," "our" and "us" are to the Division of Corporation Finance. You can find a copy of rule 14a-8 in Release No. 34-40018, dated May 21, 1998, which is located on the Commission's website at www.sec.gov/rules/final/34-40018.htm.

B. Rule 14a-8 and the no-action process.

1. What is rule 14a-8?

Rule 14a-8 provides an opportunity for a shareholder owning a relatively small amount of a company's securities to have his or her proposal placed alongside management's proposals in that company's proxy materials for presentation to a vote at an annual or special meeting of shareholders. It has become increasingly popular because it provides an avenue for communication between shareholders and companies, as well as among shareholders themselves. The rule generally requires the company to include the proposal unless the shareholder has not complied with the rule's procedural requirements or the proposal falls within one of the 13 substantive bases for exclusion described in the table below.

Substantive Basis	Description
Rule 14a-8(i)(1)	The proposal is not a proper subject for action by shareholders under the laws of the jurisdiction of the company's organization.
Rule 14a-8(i)(2)	The proposal would, if implemented, cause the company to violate any state, federal or foreign law to which it is subject.
Rule 14a-8(i)(3)	The proposal or supporting statement is contrary to any of the Commission's proxy rules, including rule 14a-9, which prohibits materially false or misleading statements in proxy soliciting materials.
Rule 14a-8(i)(4)	The proposal relates to the redress of a personal claim or grievance against the company or any other person, or is designed to result in a benefit to the shareholder, or to further a personal interest, which is not shared by the other shareholders at large.

Rule 14a-8(i)(5)	The proposal relates to operations that account for less than 5% of the company's total assets at the end of its most recent fiscal year, and for less than 5% of its net earnings and gross sales for its most recent fiscal year, and is not otherwise significantly related to the company's business.
Rule 14a-8(i)(6)	The company would lack the power or authority to implement the proposal.
Rule 14a-8(i)(7)	The proposal deals with a matter relating to the company's ordinary business operations.
Rule 14a-8(i)(8)	The proposal relates to an election for membership on the company's board of directors or analogous governing body.
Rule 14a-8(i)(9)	The proposal directly conflicts with one of the company's own proposals to be submitted to shareholders at the same meeting.
Rule 14a-8(i)(10)	The company has already substantially implemented the proposal.
Rule 14a-8(i)(11)	The proposal substantially duplicates another proposal previously submitted to the company by another shareholder that will be included in the company's proxy materials for the same meeting.
Rule 14a-8(i)(12)	The proposal deals with substantially the same subject matter as another proposal or proposals that previously has or have been included in the company's proxy materials within a specified time frame and did not receive a specified percentage of the vote. Please refer to questions and answers F.2, F.3 and F.4 for more complete descriptions of this basis.
Rule 14a-8(i)(13)	The proposal relates to specific amounts of cash or stock dividends.

2. How does rule 14a-8 operate?

The rule operates as follows:

- the shareholder must provide a copy of his or her proposal to the company by the deadline imposed by the rule;
- if the company intends to exclude the proposal from its proxy materials, it must submit its reason(s) for doing so to the Commission and simultaneously provide the shareholder with a copy of that submission. This submission to the Commission of reasons for excluding the proposal is commonly referred to as a no-action request;
- the shareholder may, but is not required to, submit a reply to us with a copy to the company; and
- we issue a no-action response that either concurs or does not concur in the company's view regarding exclusion of the proposal.

3. What are the deadlines contained in rule 14a-8?

Rule 14a-8 establishes specific deadlines for the shareholder proposal process. The following table briefly describes those deadlines.

120 days before the release date disclosed in the previous year's proxy statement	Proposals for a regularly scheduled annual meeting must be received at the company's principal executive offices not less than 120 calendar days before the release date of the previous year's annual meeting proxy statement. Both the release date and the deadline for receiving rule 14a-8 proposals for the next annual meeting should be identified in that proxy statement.
14-day notice of defect(s)/ response to notice of defect(s)	If a company seeks to exclude a proposal because the shareholder has not complied with an eligibility or procedural requirement of rule 14a-8, generally, it must notify the shareholder of the alleged defect(s) within 14 calendar days of receiving the proposal. The shareholder then has 14 calendar days after receiving the notification to respond. Failure to cure the defect(s) or respond in a timely manner may result in exclusion of the proposal.

80 days before the company files its definitive proxy statement and form of proxy	If a company intends to exclude a proposal from its proxy materials, it must submit its no-action request to the Commission no later than 80 calendar days before it files its definitive proxy statement and form of proxy with the Commission unless it demonstrates "good cause" for missing the deadline. In addition, a company must simultaneously provide the shareholder with a copy of its no-action request.
30 days before the company files its definitive proxy statement and form of proxy	If a proposal appears in a company's proxy materials, the company may elect to include its reasons as to why shareholders should vote against the proposal. This statement of reasons for voting against the proposal is commonly referred to as a statement in opposition. Except as explained in the box immediately below, the company is required to provide the shareholder with a copy of its statement in opposition no later than 30 calendar days before it files its definitive proxy statement and form of proxy.
Five days after the company has received a revised proposal	If our no-action response provides for shareholder revision to the proposal or supporting statement as a condition to requiring the company to include it in its proxy materials, the company must provide the shareholder with a copy of its statement in opposition no later than five calendar days after it receives a copy of the revised proposal.

In addition to the specific deadlines in rule 14a-8, our informal procedures often rely on timely action. For example, if our no-action response requires that the shareholder revise the proposal or supporting statement, our response will afford the shareholder seven calendar days from the date of receiving our response to provide the company with the revisions. In this regard, please refer to questions and answers B.12.a and B.12.b.

4. What is our role in the no-action process?

Our role begins when we receive a no-action request from a company. In these no-action requests, companies often assert that a proposal is excludable under one or more parts of rule 14a-8. We analyze each of the bases for exclusion that a company asserts, as well as any arguments that the shareholder chooses to set forth, and determine whether we concur in the company's view.

The Division of Investment Management processes rule 14a-8 no-action requests submitted by registered investment companies and business development companies.

Rule 14a-8 no-action requests submitted by registered investment companies and business development companies, as well as shareholder responses to those requests, should be sent to

U.S. Securities and Exchange Commission
Division of Investment Management
Office of Chief Counsel
450 Fifth Street, N.W.
Washington, D.C. 20549

All other rule 14a-8 no-action requests and shareholder responses to those requests should be sent to

U.S. Securities and Exchange Commission
Division of Corporation Finance
Office of Chief Counsel
450 Fifth Street, N.W.
Washington, D.C. 20549

5. What factors do we consider in determining whether to concur in a company's view regarding exclusion of a proposal from the proxy statement?

The company has the burden of demonstrating that it is entitled to exclude a proposal, and we will not consider any basis for exclusion that is not advanced by the company. We analyze the prior no-action letters that a company and a shareholder cite in support of their arguments and, where appropriate, any applicable case law. We also may conduct our own research to determine whether we have issued additional letters that support or do not support the company's and shareholder's positions. Unless a company has demonstrated that it is entitled to exclude a proposal, we will not concur in its view that it may exclude that proposal from its proxy materials.

6. Do we base our determinations solely on the subject matter of the proposal?

No. We consider the specific arguments asserted by the company and the shareholder, the way in which the proposal is drafted and how the arguments and our prior no-action responses apply to the specific proposal and company at issue. Based on these considerations, we may determine that company X may exclude a proposal but company Y cannot exclude a proposal that addresses the same or similar subject matter. The following chart illustrates this point by showing that variations in the language of a proposal, or different bases cited by a company, may result in different responses. As shown below, the first and second examples deal with virtually identical proposals, but the different company arguments resulted in different responses. In the second and third examples, the companies made similar arguments, but differing language in the proposals resulted in different responses.

Company	Proposal	Bases for exclusion that the company cited	Date of our response	Our response
PG&E Corp.	Adopt a policy that independent directors are appointed to the audit, compensation and nomination committees.	Rule 14a-8(b) only	Feb. 21, 2000	We did not concur in PG&E's view that it could exclude the proposal. PG&E did not demonstrate that the shareholder failed to satisfy the rule's minimum ownership requirements. PG&E included the proposal in its proxy materials.
PG&E Corp.	Adopt a bylaw that independent directors are appointed for all future openings on the audit, compensation and nomination committees.	Rule 14a-8(i)(6) only	Jan. 22, 2001	We concurred in PG&E's view that it could exclude the proposal. PG&E demonstrated that it lacked the power or authority to implement the proposal. PG&E did not include the proposal in its proxy materials.
General Motors Corp.	Adopt a bylaw requiring a *transition to* independent directors for each seat on the audit, compensation and nominating committees as openings occur (emphasis added).	Rules 14a-8(i)(6) and 14a-8(i)(10)	Mar. 22, 2001	We did not concur in GM's view that it could exclude the proposal. GM did not demonstrate that it lacked the power or authority to implement the proposal or that it had substantially implemented the proposal. GM included the proposal in its proxy materials.

7. Do we judge the merits of proposals?

No. We have no interest in the merits of a particular proposal. Our concern is that shareholders receive full and accurate information about all proposals that are, or should be, submitted to them under rule 14a-8.

8. Are we required to respond to no-action requests?

No. Although we are not required to respond, we have, as a convenience to both companies and shareholders, engaged in the informal practice of expressing our enforcement position on these submissions through the issuance of no-action responses. We do this to assist both companies and shareholders in complying with the proxy rules.

9. Will we comment on the subject matter of pending litigation?

No. Where the arguments raised in the company's no-action request are before a court of law, our policy is not to comment on those arguments. Accordingly, our no-action response will express no view with respect to the company's intention to exclude the proposal from its proxy materials.

10. How do we respond to no-action requests?

We indicate either that there appears to be some basis for the company's view that it may exclude the proposal or that we are unable to concur in the company's view that it may exclude the proposal. Because the company submits the no-action request, our response is addressed to the company. However, at the time we respond to a no-action request, we provide all related correspondence to both the company and the shareholder. These materials are available in the Commission's Public Reference Room and on commercially available, external databases.

11. What is the effect of our no-action response?

Our no-action responses only reflect our informal views regarding the application of rule 14a-8. We do not claim to issue "rulings" or "decisions" on proposals that companies indicate they intend to exclude, and our determinations do not and cannot adjudicate the merits of a company's position with respect to a proposal. For example, our decision not to recommend enforcement action does not prohibit a shareholder from pursuing rights that he or she may have against the company in court should management exclude a proposal from the company's proxy materials.

12. What is our role after we issue our no-action response?

Under rule 14a-8, we have a limited role after we issue our no-action response. In addition, due to the large number of no-action requests that we receive between the months of December and February, the no-action process must be efficient. As described in answer B.2, above, rule 14a-8 envisions a structured process under which the company submits the request, the shareholder may reply and we issue our response. When shareholders and companies deviate from this structure or are unable to resolve differences, our time and resources are diverted and the process breaks down. Based on our experience, this most often occurs as a result of friction between companies and shareholders and their inability to compromise. While we are always available to facilitate the fair and efficient application of the rule, the operation of the rule, as well as the no-action process, suffers when our role changes from an issuer of responses to an arbiter of disputes. The following questions and answers are examples of how we view our limited role after issuance of our no-action response.

a. If our no-action response affords the shareholder additional time to provide documentation of ownership or revise the proposal, but the company does not believe that the documentation or revisions comply with our no-action response, should the company submit a new no-action request?

No. For example, our no-action response may afford the shareholder seven days to provide documentation demonstrating that he or she satisfies the minimum ownership requirements contained in rule 14a-8(b). If the shareholder provides the required documentation eight days after receiving our no-action response, the company should not submit a new no-action request in order to exclude the proposal. Similarly, if we indicate in our response that the shareholder must provide factual support for a sentence in the supporting statement, the company and the shareholder should work together to determine whether the revised sentence contains appropriate factual support.

b. If our no-action response affords the shareholder an additional seven days to provide documentation of ownership or revise the proposal, who should keep track of when the seven-day period begins to run?

When our no-action response gives a shareholder time, it is measured from the date the shareholder receives our response. As previously noted in answer B.10, we send our response to both the company and the shareholder. However, the company is responsible for determining when the seven-day period begins to run. In order to avoid controversy, the company should forward a copy of our response to the shareholder by a means that permits the company to prove the date of receipt.

13. Does rule 14a-8 contemplate any other involvement by us after we issue a no-action response?

Yes. If a shareholder believes that a company's statement in opposition is materially false or misleading, the shareholder may promptly send a letter to us and the company explaining the reasons for his or her view, as well as a copy of the proposal and statement in opposition. Just as a company has the burden of demonstrating that it is entitled to exclude a proposal, a shareholder should, to the extent possible, provide us with specific factual information that demonstrates the inaccuracy of the company's statement in opposition. We encourage shareholders and companies to work out these differences before contacting us.

14. What must a company do if, before we have issued a no-action response, the shareholder withdraws the proposal or the company decides to include the proposal in its proxy materials?

If the company no longer wishes to pursue its no-action request, the company should provide us with a letter as soon as possible withdrawing its no-action request. This allows us to allocate our resources to other pending requests. The company should also provide the shareholder with a copy of the withdrawal letter.

15. If a company wishes to withdraw a no-action request, what information should its withdrawal letter contain?

In order for us to process withdrawals efficiently, the company's letter should contain

- a statement that either the shareholder has withdrawn the proposal or the company has decided to include the proposal in its proxy materials;
- if the shareholder has withdrawn the proposal, a copy of the shareholder's signed letter of withdrawal, or some other indication that the shareholder has withdrawn the proposal;
- if there is more than one eligible shareholder, the company must provide documentation that all of the eligible shareholders have agreed to withdraw the proposal;
- if the company has agreed to include a revised version of the proposal in its proxy materials, a statement from the shareholder that he or she accepts the revisions; and
- an affirmative statement that the company is withdrawing its no-action request.

C. Questions regarding the eligibility and procedural requirements of the rule.

Rule 14a-8 contains eligibility and procedural requirements for shareholders who wish to include a proposal in a company's proxy materials. Below, we address some of the common questions that arise regarding these requirements.

1. **To be eligible to submit a proposal, rule 14a-8(b) requires the shareholder to have continuously held at least $2,000 in market value, or 1%, of the company's securities entitled to be voted on the proposal at the meeting for at least one year by the date of submitting the proposal. Also, the shareholder must continue to hold those securities through the date of the meeting. The following questions and answers address issues regarding shareholder eligibility.**

    a. **How do you calculate the market value of the shareholder's securities?**

Due to market fluctuations, the value of a shareholder's investment in the company may vary throughout the year before he or she submits the proposal. In order to determine whether the shareholder satisfies the $2,000 threshold, we look at whether, on any date within the 60 calendar days before the date the shareholder submits the proposal, the shareholder's investment is valued at $2,000 or greater, based on the average of the bid and ask prices. Depending on where the company is listed, bid and ask prices may not always be available. For example, bid and ask prices are not provided for companies listed on the New York Stock Exchange. Under these circumstances, companies and shareholders should determine the market value by multiplying the number of securities the shareholder held for the one-year period by the highest *selling* price during the 60 calendar days before the shareholder submitted the proposal. For purposes of this calculation, it is important to note that a security's highest selling price is not necessarily the same as its highest closing price.

    b. **What type of security must a shareholder own to be eligible to submit a proposal?**

A shareholder must own company securities entitled to be voted on the proposal at the meeting.

Example

A company receives a proposal relating to executive compensation from a shareholder who owns only shares of the company's class B common stock. The company's class B common stock is entitled to vote only on the election of directors. Does the shareholder's ownership of only class B stock provide a basis for the company to exclude the proposal?

Yes. This would provide a basis for the company to exclude the proposal because the shareholder does not own securities entitled to be voted on the proposal at the meeting.

c. How should a shareholder's ownership be substantiated?

Under rule 14a-8(b), there are several ways to determine whether a shareholder has owned the minimum amount of company securities entitled to be voted on the proposal at the meeting for the required time period. If the shareholder appears in the company's records as a registered holder, the company can verify the shareholder's eligibility independently. However, many shareholders hold their securities indirectly through a broker or bank. In the event that the shareholder is not the registered holder, the shareholder is responsible for proving his or her eligibility to submit a proposal to the company. To do so, the shareholder must do one of two things. He or she can submit a written statement from the record holder of the securities verifying that the shareholder has owned the securities continuously for one year as of the time the shareholder submits the proposal. Alternatively, a shareholder who has filed a Schedule 13D, Schedule 13G, Form 4 or Form 5 reflecting ownership of the securities as of or before the date on which the one-year eligibility period begins may submit copies of these forms and any subsequent amendments reporting a change in ownership level, along with a written statement that he or she has owned the required number of securities continuously for one year as of the time the shareholder submits the proposal.

(1) Does a written statement from the shareholder's investment adviser verifying that the shareholder held the securities continuously for at least one year before submitting the proposal demonstrate sufficiently continuous ownership of the securities?

The written statement must be from the record holder of the shareholder's securities, which is usually a broker or bank. Therefore, unless the investment adviser is also the record holder, the statement would be insufficient under the rule.

(2) Do a shareholder's monthly, quarterly or other periodic investment statements demonstrate sufficiently continuous ownership of the securities?

No. A shareholder must submit an affirmative written statement from the record holder of his or her securities that specifically verifies that the shareholder owned the securities *continuously* for a period of one year as of the time of submitting the proposal.

(3) If a shareholder submits his or her proposal to the company on June 1, does a statement from the record holder verifying that the shareholder owned the securities continuously for one year as of May 30 of the same year demonstrate sufficiently continuous ownership of the securities as of the time he or she submitted the proposal?

No. A shareholder must submit proof from the record holder that the shareholder continuously owned the securities for a period of one year as of the time the shareholder submits the proposal.

d. Should a shareholder provide the company with a written statement that he or she intends to continue holding the securities through the date of the shareholder meeting?

Yes. The shareholder must provide this written statement regardless of the method the shareholder uses to prove that he or she continuously owned the securities for a period of one year as of the time the shareholder submits the proposal.

2. In order for a proposal to be eligible for inclusion in a company's proxy materials, rule 14a-8(d) requires that the proposal, including any accompanying supporting statement, not exceed 500 words. The following questions and answers address issues regarding the 500-word limitation.

a. May a company count the words in a proposal's "title" or "heading" in determining whether the proposal exceeds the 500-word limitation?

Any statements that are, in effect, arguments in support of the proposal constitute part of the supporting statement. Therefore, any "title" or "heading" that meets this test may be counted toward the 500-word limitation.

b. Does referencing a website address in the proposal or supporting statement violate the 500-word limitation of rule 14a-8(d)?

No. Because we count a website address as one word for purposes of the 500-word limitation, we do not believe that a website address raises the concern that rule 14a-8(d) is intended to address. However, a website address could be subject to exclusion if it refers readers to information that may be materially false or misleading, irrelevant to the subject matter of the proposal or otherwise in contravention of the proxy rules. In this regard, please refer to question and answer F.1.

3. **Rule 14a-8(e)(2) requires that proposals for a regularly scheduled annual meeting be received at the company's principal executive offices by a date not less than 120 calendar days before the date of the company's proxy statement released to shareholders in connection with the previous year's annual meeting. The following questions and answers address a number of issues that come up in applying this provision.**

a. How do we interpret the phrase "before the date of the company's proxy statement released to shareholders?"

We interpret this phrase as meaning the approximate date on which the proxy statement and form of proxy were first sent or given to shareholders. For example, if a company having a regularly scheduled annual meeting files its definitive proxy statement and form of proxy with the Commission dated April 1, 2001, but first sends or gives the proxy statement to shareholders on April 15, 2001, as disclosed in its proxy statement, we will refer to the April 15, 2001 date as the release date. The company and shareholders should use April 15, 2001 for purposes of calculating the 120-day deadline in rule 14a-8(e)(2).

b. How should a company that is planning to have a regularly scheduled annual meeting calculate the deadline for submitting proposals?

The company should calculate the deadline for submitting proposals as follows:

- start with the release date disclosed in the previous year's proxy statement;
- increase the year by one; and
- count back 120 calendar days.

Examples

If a company is planning to have a regularly scheduled annual meeting in May of 2003 and the company disclosed that the release date for its 2002 proxy statement was April 14, 2002, how should the company calculate the deadline for submitting rule 14a-8 proposals for the company's 2003 annual meeting?

- The release date disclosed in the company's 2002 proxy statement was April 14, 2002.
- Increasing the year by one, the day to begin the calculation is April 14, 2003.
- "Day one" for purposes of the calculation is April 13, 2003.
- "Day 120" is December 15, 2002.
- The 120-day deadline for the 2003 annual meeting is December 15, 2002.
- A rule 14a-8 proposal received after December 15, 2002 would be untimely.

If the 120th calendar day before the release date disclosed in the previous year's proxy statement is a Saturday, Sunday or federal holiday, does this change the deadline for receiving rule 14a-8 proposals?

No. The deadline for receiving rule 14a-8 proposals is always the 120th calendar day before the release date disclosed in the previous year's proxy statement. Therefore, if the deadline falls on a Saturday, Sunday or federal holiday, the company must disclose this date in its proxy statement, and rule 14a-8 proposals received after business reopens would be untimely.

c. How does a shareholder know where to send his or her proposal?

The proposal must be received at the company's principal executive offices. Shareholders can find this address in the company's proxy statement. If a shareholder sends a proposal to any other location, even if it is to an agent of the company or to another company location, this would not satisfy the requirement.

d. How does a shareholder know if his or her proposal has been received by the deadline?

A shareholder should submit a proposal by a means that allows him or her to determine when the proposal was received at the company's principal executive offices.

4. Rule 14a-8(h)(1) requires that the shareholder or his or her qualified representative attend the shareholders' meeting to present the proposal. Rule 14a-8(h)(3) provides that a company may exclude a shareholder's proposals for two calendar years if the company

included one of the shareholder's proposals in its proxy materials for a shareholder meeting, neither the shareholder nor the shareholder's qualified representative appeared and presented the proposal and the shareholder did not demonstrate "good cause" for failing to attend the meeting or present the proposal. The following questions and answers address issues regarding these provisions.

a. Does rule 14a-8 require a shareholder to represent in writing before the meeting that he or she, or a qualified representative, will attend the shareholders' meeting to present the proposal?

No. The Commission stated in Release No. 34-20091 that shareholders are no longer required to provide the company with a written statement of intent to appear and present a shareholder proposal. The Commission eliminated this requirement because it "serve[d] little purpose" and only encumbered shareholders. We, therefore, view it as inappropriate for companies to solicit this type of written statement from shareholders for purposes of rule 14a-8. In particular, we note that shareholders who are unfamiliar with the proxy rules may be misled, even unintentionally, into believing that a written statement of intent is required.

b. What if a shareholder provides an unsolicited, written statement that neither the shareholder nor his or her qualified representative will attend the meeting to present the proposal? May the company exclude the proposal under this circumstance?

Yes. Rule 14a-8(i)(3) allows companies to exclude proposals that are contrary to the proxy rules, including rule 14a-8(h)(1). If a shareholder voluntarily provides a written statement evidencing his or her intent to act contrary to rule 14a-8(h)(1), rule 14a-8(i)(3) may serve as a basis for the company to exclude the proposal.

c. If a company demonstrates that it is entitled to exclude a proposal under rule 14a-8(h)(3), can the company request that we issue a no-action response that covers both calendar years?

Yes. For example, assume that, without "good cause," neither the shareholder nor the shareholder's representative attended the company's 2001 annual meeting to present the shareholder's proposal, and the shareholder then submits a proposal for inclusion in the company's 2002 proxy materials. If the company seeks to exclude the 2002 proposal under rule 14a-8(h)(3), it may concurrently request forward-looking relief for any proposal(s) that the shareholder may submit for inclusion in the company's 2003 proxy materials. If we grant the company's request and the company receives a proposal from the shareholder in connection with the 2003 annual meeting, the company still has an obligation under rule 14a-8(j) to notify us and the shareholder of its intention to exclude the shareholder's proposal from its proxy materials for that meeting. Although we will retain that notice in our records, we will not issue a no-action response.

5. In addition to rule 14a-8(h)(3), are there any other circumstances in which we will grant forward-looking relief to a company under rule 14a-8?

Yes. Rule 14a-8(i)(4) allows companies to exclude a proposal if it relates to the redress of a personal claim or grievance against the company or any other person or is designed to result in a benefit to the shareholder, or to further a personal interest, that is not shared by the other shareholders at large. In rare circumstances, we may grant forward-looking relief if a company satisfies its burden of demonstrating that the shareholder is abusing rule 14a-8 by continually submitting similar proposals that relate to a particular personal claim or grievance. As in answer C.4.c, above, if we grant this relief, the company still has an obligation under rule 14a-8(j) to notify us and the shareholder of its intention to exclude the shareholder's proposal(s) from its proxy materials. Although will retain that notice in our records, we will not issue a no-action response.

6. What must a company do in order to exclude a proposal that fails to comply with the eligibility or procedural requirements of the rule?

If a shareholder fails to follow the eligibility or procedural requirements of rule 14a-8, the rule provides procedures for the company to follow if it wishes to exclude the proposal. For example, rule 14a-8(f) provides that a company may exclude a proposal from its proxy materials due to eligibility or procedural defects if

- within 14 calendar days of receiving the proposal, it provides the shareholder with written notice of the defect(s), including the time frame for responding; and

- the shareholder fails to respond to this notice within 14 calendar days of receiving the notice of the defect(s) or the shareholder timely responds but does not cure the eligibility or procedural defect(s).

Section G.3 – Eligibility and Procedural Issues, below, contains information that companies may want to consider in drafting these notices. If the shareholder does not timely respond or remedy the defect(s) and the company intends to exclude the proposal, the company still must submit, to us and to the shareholder, a copy of the proposal and its reasons for excluding the proposal.

a. **Should a company's notices of defect(s) give different levels of information to different shareholders depending on the company's perception of the shareholder's sophistication in rule 14a-8?**

No. Companies should not assume that any shareholder is familiar with the proxy rules or give different levels of information to different shareholders based on the fact that the shareholder may or may not be a frequent or "experienced" shareholder proponent.

b. **Should companies instruct shareholders to respond to the notice of defect(s) by a specified date rather than indicating that shareholders have 14 calendar days after receiving the notice to respond?**

No. Rule 14a-8(f) provides that shareholders must respond within 14 calendar days of receiving notice of the alleged eligibility or procedural defect(s). If the company provides a specific date by which the shareholder must submit his or her response, it is possible that the deadline set by the company will be shorter than the 14-day period required by rule 14a-8(f). For example, events could delay the shareholder's receipt of the notice. As such, if a company sets a specific date for the shareholder to respond and that date does not result in the shareholder having 14 calendar days after receiving the notice to respond, we do not believe that the company may rely on rule 14a-8(f) to exclude the proposal.

c. **Are there any circumstances under which a company does not have to provide the shareholder with a notice of defect(s)? For example, what should the company do if the shareholder indicates that he or she does not own at least $2,000 in market value, or 1%, of the company's securities?**

The company does not need to provide the shareholder with a notice of defect(s) if the defect(s) cannot be remedied. In the example provided in the question, because the shareholder cannot remedy this defect after the fact, no notice of the defect would be required. The same would apply, for example, if

- the shareholder indicated that he or she had owned securities entitled to be voted on the proposal for a period of less than one year before submitting the proposal;
- the shareholder indicated that he or she did not own securities entitled to be voted on the proposal at the meeting;
- the shareholder failed to submit a proposal by the company's properly determined deadline; or

- the shareholder, or his or her qualified representative, failed to attend the meeting or present one of the shareholder's proposals that was included in the company's proxy materials during the past two calendar years.

In all of these circumstances, the company must still submit its reasons regarding exclusion of the proposal to us and the shareholder. The shareholder may, but is not required to, submit a reply to us with a copy to the company.

D. <u>Questions regarding the inclusion of shareholder names in proxy statements</u>.

1. If the shareholder's proposal will appear in the company's proxy statement, is the company required to disclose the shareholder's name?

No. A company is not required to disclose the identity of a shareholder proponent in its proxy statement. Rather, a company can indicate that it will provide the information to shareholders promptly upon receiving an oral or written request.

2. May a shareholder request that the company not disclose his or her name in the proxy statement?

Yes. However, the company has the discretion not to honor the request. In this regard, if the company chooses to include the shareholder proponent's name in the proxy statement, rule 14a-8(l)(1) requires that the company also include that shareholder proponent's address and the number of the company's voting securities that the shareholder proponent holds.

3. If a shareholder includes his or her e-mail address in the proposal or supporting statement, may the company exclude the e-mail address?

Yes. We view an e-mail address as equivalent to the shareholder proponent's name and address and, under rule 14a-8(l)(1), a company may exclude the shareholder's name and address from the proxy statement.

E. <u>Questions regarding revisions to proposals and supporting statements</u>.

In this section, we first discuss the purpose for allowing shareholders to revise portions of a proposal and supporting statement. Second, we express our views with regard to revisions that a shareholder makes to his or her proposal before we receive a company's no-action request, as well as during the course of our review of a no-action request. Finally, we address the circumstances under which our responses may allow shareholders to make revisions to their proposals and supporting statements.

1. Why do our no-action responses sometimes permit shareholders to make revisions to their proposals and supporting statements?

There is no provision in rule 14a-8 that allows a shareholder to revise his or her proposal and supporting statement. However, we have a long-standing practice of issuing no-action responses that permit shareholders to make revisions that are minor in nature and do not alter the substance of the proposal. We adopted this practice to deal with proposals that generally comply with the substantive requirements of the rule, but contain some relatively minor defects that are easily corrected. In these circumstances, we believe that the concepts underlying Exchange Act section 14(a) are best served by affording an opportunity to correct these kinds of defects.

Despite the intentions underlying our revisions practice, we spend an increasingly large portion of our time and resources each proxy season responding to no-action requests regarding proposals or supporting statements that have obvious deficiencies in terms of accuracy, clarity or relevance. This is not beneficial to all participants in the process and diverts resources away from analyzing core issues arising under rule 14a-8 that are matters of interest to companies and shareholders alike. Therefore, when a proposal and supporting statement will require detailed and extensive editing in order to bring them into compliance with the proxy rules, we may find it appropriate for companies to exclude the entire proposal, supporting statement, or both, as materially false or misleading.

2. If a company has received a timely proposal and the shareholder makes revisions to the proposal before the company submits its no-action request, must the company accept those revisions?

No, but it *may* accept the shareholder's revisions. If the changes are such that the revised proposal is actually a different proposal from the original, the revised proposal could be subject to exclusion under

- rule 14a-8(c), which provides that a shareholder may submit no more than one proposal to a company for a particular shareholders' meeting; and
- rule 14a-8(e), which imposes a deadline for submitting shareholder proposals.

3. **If the shareholder decides to make revisions to his or her proposal after the company has submitted its no-action request, must the company address those revisions?**

No, but it *may* address the shareholder's revisions. We base our no-action response on the proposal included in the company's no-action request. Therefore, if the company indicates in a letter to us and the shareholder that it acknowledges and accepts the shareholder's changes, we will base our response on the revised proposal. Otherwise, we will base our response on the proposal contained in the company's original no-action request. Again, it is important for shareholders to note that, depending on the nature and timing of the changes, a revised proposal could be subject to exclusion under rule 14a-8(c), rule 14a-8(e), or both.

4. **If the shareholder decides to make revisions to his or her proposal after the company has submitted its no-action request, should the shareholder provide a copy of the revisions to us?**

Yes. All shareholder correspondence relating to the no-action request should be sent to us and the company. However, under rule 14a-8, no-action requests and shareholder responses to those requests are submitted to us. The proposals themselves are not submitted to us. Because proposals are submitted to companies for inclusion in their proxy materials, we will not address revised proposals unless the company chooses to acknowledge the changes.

5. **When do our responses afford shareholders an opportunity to revise their proposals and supporting statements?**

We may, under limited circumstances, permit shareholders to revise their proposals and supporting statements. The following table provides examples of the rule 14a-8 bases under which we typically allow revisions, as well as the types of permissible changes:

Basis	Type of revision that we may permit
Rule 14a-8(i)(1)	When a proposal would be binding on the company if approved by shareholders, we may permit the shareholder to revise the proposal to a recommendation or request that the board of directors take the action specified in the proposal.

Rule 14a-8(i)(2)	If implementing the proposal would require the company to breach existing contractual obligations, we may permit the shareholder to revise the proposal so that it applies only to the company's future contractual obligations.
Rule 14a-8(i)(3)	If the proposal contains specific statements that may be materially false or misleading or irrelevant to the subject matter of the proposal, we may permit the shareholder to revise or delete these statements. Also, if the proposal or supporting statement contains vague terms, we may, in rare circumstances, permit the shareholder to clarify these terms.
Rule 14a-8(i)(6)	Same as rule 14a-8(i)(2), above.
Rule 14a-8(i)(7)	If it is unclear whether the proposal focuses on senior executive compensation or director compensation, as opposed to general employee compensation, we may permit the shareholder to make this clarification.
Rule 14a-8(i)(8)	If implementing the proposal would disqualify directors previously elected from completing their terms on the board or disqualify nominees for directors at the upcoming shareholder meeting, we may permit the shareholder to revise the proposal so that it will not affect the unexpired terms of directors elected to the board at or prior to the upcoming shareholder meeting.
Rule 14a-8(i)(9)	Same as rule 14a-8(i)(8), above.

F. Other questions that arise under rule 14a-8.

1. May a reference to a website address in the proposal or supporting statement be subject to exclusion under the rule?

Yes. In some circumstances, we may concur in a company's view that it may exclude a website address under rule 14a-8(i)(3) because information contained on the website may be materially false or misleading, irrelevant to the subject matter of the proposal or otherwise in contravention of the proxy rules. Companies seeking to exclude a website address under rule 14a-8(i)(3) should specifically indicate why they believe information contained on the particular website is materially false or misleading, irrelevant to the subject matter of the proposal or otherwise in contravention of the proxy rules.

2. **Rule 14a-8(i)(12) provides a basis for a company to exclude a proposal dealing with substantially the same subject matter as another proposal or proposals that previously has or have been included in the company's proxy materials. How does rule 14a-8(i)(12) operate?**

Rule 14a-8(i)(12) operates as follows:

a. First, the company should look back three calendar years to see if it previously included a proposal or proposals dealing with substantially the same subject matter. If it has not, rule 14a-8(i)(12) is not available as a basis to exclude a proposal from this year's proxy materials.

b. If it has, the company should then count the number of times that a proposal or proposals dealing with substantially the same subject matter was or were included over the preceding five calendar years.

c. Finally, the company should look at the percentage of the shareholder vote that a proposal dealing with substantially the same subject matter received the last time it was included.

   - If the company included a proposal dealing with substantially the same subject matter only once in the preceding five calendar years, the company may exclude a proposal from this year's proxy materials under rule 14a-8(i)(12)(i) if it received less than 3% of the vote the last time that it was voted on.

   - If the company included a proposal or proposals dealing with substantially the same subject matter twice in the preceding five calendar years, the company may exclude a proposal from this year's proxy materials under rule 14a-8(i)(12)(ii) if it received less than 6% of the vote the last time that it was voted on.

   - If the company included a proposal or proposals dealing with substantially the same subject matter three or more times in the preceding five calendar years, the company may exclude a proposal from this year's proxy materials under rule 14a-8(i)(12)(iii) if it received less than 10% of the vote the last time that it was voted on.

3. Rule 14a-8(i)(12) refers to calendar years. How do we interpret calendar years for this purpose?

Because a calendar year runs from January 1 through December 31, we do not look at the specific dates of company meetings. Instead, we look at the calendar year in which a meeting was held. For example, a company scheduled a meeting for April 25, 2002. In looking back three calendar years to determine if it previously had included a proposal or proposals dealing with substantially the same subject matter, any meeting held in calendar years 1999, 2000 or 2001 – which would include any meetings held between January 1, 1999 and December 31, 2001 – would be relevant under rule 14a-8(i)(12).

Examples

A company receives a proposal for inclusion in its 2002 proxy materials dealing with substantially the same subject matter as proposals that were voted on at the following shareholder meetings:

Calendar Year	1997	1998	1999	2000	2001	2002	**2003**
Voted on?	Yes	No	No	Yes	No	-	-
Percentage	4%	N/A	N/A	4%	N/A	-	-

May the company exclude the proposal from its 2002 proxy materials in reliance on rule 14a-8(i)(12)?

Yes. The company would be entitled to exclude the proposal under rule 14a-8(i)(12)(ii). First, calendar year 2000, the last time the company included a proposal dealing with substantially the same subject matter, is within the prescribed three calendar years. Second, the company included proposals dealing with substantially the same subject matter twice within the preceding five calendar years, specifically, in 1997 and 2000. Finally, the proposal received less than 6% of the vote on its last submission to shareholders in 2000. Therefore, rule 14a-8(i)(12)(ii), which permits exclusion when a company has included a proposal or proposals dealing with substantially the same subject matter twice in the preceding five calendar years and that proposal received less than 6% of the shareholder vote the last time it was voted on, would serve as a basis for excluding the proposal.

If the company excluded the proposal from its 2002 proxy materials and then received an identical proposal for inclusion in its 2003 proxy materials, may the company exclude the proposal from its 2003 proxy materials in reliance on rule 14a-8(i)(12)?

No. Calendar year 2000, the last time the company included a proposal dealing with substantially the same subject matter, is still within the prescribed three calendar years. However, 2000 was the only time within the preceding five calendar years that the company included a proposal dealing with substantially the same subject matter, and it received more than 3% of the vote at the 2000 meeting. Therefore, the company would not be entitled to exclude the proposal under rule 14a-8(i)(12)(i).

4. **How do we count votes under rule 14a-8(i)(12)?**

Only votes for and against a proposal are included in the calculation of the shareholder vote of that proposal. Abstentions and broker non-votes are not included in this calculation.

Example

A proposal received the following votes at the company's last annual meeting:

- **5,000 votes for the proposal;**
- **3,000 votes against the proposal;**
- **1,000 broker non-votes; and**
- **1,000 abstentions.**

How is the shareholder vote of this proposal calculated for purposes of rule 14a-8(i)(12)?

This percentage is calculated as follows:

$$\frac{\text{Votes For the Proposal}}{\text{(Votes Against the Proposal + Votes For the Proposal)}} = \text{Voting Percentage}$$

Applying this formula to the facts above, the proposal received 62.5% of the vote.

$$\frac{5{,}000}{3{,}000 + 5{,}000} = .625$$

G. **How can companies and shareholders facilitate our processing of no-action requests or take steps to avoid the submission of no-action requests?**

Eligibility and Procedural Issues

1. Before submitting a proposal to a company, a shareholder should look in the company's most recent proxy statement to find the deadline for submitting rule 14a-8 proposals. To avoid exclusion on the basis of untimeliness, a shareholder should submit his or her proposal well in advance of the deadline and by a means that allows the shareholder to demonstrate the date the proposal was received at the company's principal executive offices.

2. A shareholder who intends to submit a written statement from the record holder of the shareholder's securities to verify continuous ownership of the securities should contact the record holder before submitting a proposal to ensure that the record holder will provide the written statement and knows how to provide a written statement that will satisfy the requirements of rule 14a-8(b).

3. Companies should consider the following guidelines when drafting a letter to notify a shareholder of perceived eligibility or procedural defects:

   - provide adequate detail about what the shareholder must do to remedy all eligibility or procedural defects;

   - although not required, consider including a copy of rule 14a-8 with the notice of defect(s);

   - explicitly state that the shareholder must respond to the company's notice within 14 calendar days of receiving the notice of defect(s); and

   - send the notification by a means that allows the company to determine when the shareholder received the letter.

4. Rule 14a-8(f) provides that a shareholder's response to a company's notice of defect(s) must be postmarked, or transmitted electronically, no later than 14 days from the date the shareholder received the notice of defect(s). Therefore, a shareholder should respond to the company's notice of defect(s) by a means that allows the shareholder to demonstrate when he or she responded to the notice.

5. Rather than waiting until the deadline for submitting a no-action request, a company should submit a no-action request as soon as possible after it receives a proposal and determines that it will seek a no-action response.

6. Companies that will be submitting multiple no-action requests should submit their requests individually or in small groups rather than waiting and

sending them all at once. We receive the heaviest volume of no-action requests between December and February of each year. Therefore, we are not able to process no-action requests as quickly during this period. Our experience shows that we often receive 70 to 80 no-action requests a week during our peak period and, at most, we can respond to 30 to 40 requests in any given week. Therefore, companies that wait until December through February to submit all of their requests will have to wait longer for a response.

7. Companies should provide us with all relevant correspondence when submitting the no-action request, including the shareholder proposal, any cover letter that the shareholder provided with the proposal, the shareholder's address and any other correspondence the company has exchanged with the shareholder relating to the proposal. If the company provided the shareholder with notice of a perceived eligibility or procedural defect, the company should include a copy of the notice, documentation demonstrating when the company notified the shareholder, documentation demonstrating when the shareholder received the notice and any shareholder response to the notice.

8. If a shareholder intends to reply to the company's no-action request, he or she should try to send the reply as soon as possible after the company submits its no-action request.

9. Both companies and shareholders should promptly forward to each other copies of all correspondence that is provided to us in connection with no-action requests.

10. Due to the significant volume of no-action requests and phone calls we receive during the proxy season, companies should limit their calls to us regarding the status of their no-action request.

11. Shareholders who write to us to object to a company's statement in opposition to the shareholder's proposal also should provide us with copies of the proposal as it will be printed in the company's proxy statement and the company's proposed statement in opposition.

Substantive Issues

1. When drafting a proposal, shareholders should consider whether the proposal, if approved by shareholders, would be binding on the company. In our experience, we have found that proposals that are binding on the company face a much greater likelihood of being improper under state law and, therefore, excludable under rule 14a-8(i)(1).

2. When drafting a proposal, shareholders should consider what actions are within a company's power or authority. Proposals often request or require action by the company that would violate law or would not be within the power or authority of the company to implement.

3. When drafting a proposal, shareholders should consider whether the proposal would require the company to breach existing contracts. In our experience, we have found that proposals that would result in the company breaching existing contractual obligations face a much greater likelihood of being excludable under rule 14a-8(i)(2), rule 14a-8(i)(6), or both. This is because implementing the proposals may require the company to violate law or may not be within the power or authority of the company to implement.

4. In drafting a proposal and supporting statement, shareholders should avoid making unsupported assertions of fact. To this end, shareholders should provide factual support for statements in the proposal and supporting statement or phrase statements as their opinion where appropriate.

5. Companies should provide a supporting opinion of counsel when the reasons for exclusion are based on matters of state or foreign law. In determining how much weight to afford these opinions, one factor we consider is whether counsel is licensed to practice law in the jurisdiction where the law is at issue. Shareholders who wish to contest a company's reliance on a legal opinion as to matters of state or foreign law should, but are not required to, submit an opinion of counsel supporting their position.

H. Conclusion

Whether or not you are familiar with rule 14a-8, we hope that this bulletin helps you gain a better understanding of the rule, the no-action request process and our views on some issues and questions that commonly arise during our review of no-action requests. While not exhaustive, we believe that the bulletin contains information that will assist both companies and shareholders in ensuring that the rule operates more effectively. Please contact us with any questions that you may have regarding information contained in the bulletin.

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934 (Amendment No. 56)

Media General, Inc.
(Name of Issuer)

Class A Common Stock, Par Value $5 Per Share
(Title of Class of Securities)

584404107
(CUSIP Number)

James E. McKee
Gabelli Asset Management Inc.
One Corporate Center
Rye, New York 10580-1435
(914) 921-5294
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

November 29, 2004
(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box ☐.

CUSIP No. 584404107

1	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Gabelli Funds, LLC I.D. No. 13-4044523	
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)	(a) ☐ (b) ☐
3	SEC USE ONLY	
4	SOURCE OF FUNDS (SEE INSTRUCTIONS) 00-Funds of investment advisory clients	
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2 (d) OR 2 (e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION New York	

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH		
	7	SOLE VOTING POWER 2,157,500 (Item 5)
	8	SHARED VOTING POWER NONE
	9	SOLE DISPOSITIVE POWER 2,157,500 (Item 5)
	10	SHARED DISPOSITIVE POWER NONE

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 2,157,500 (Item 5)	
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 9.31%	
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) IA	

CUSIP No. 584404107

1	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) GAMCO Investors, Inc. I.D. No. 13-4044521		
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)	(a) ☐ (b) ☐	
3	SEC USE ONLY		
4	SOURCE OF FUNDS (SEE INSTRUCTIONS) 00-Funds of investment advisory clients		
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2 (d) OR 2 (e)	☐	
6	CITIZENSHIP OR PLACE OF ORGANIZATION New York		
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 3,553,946 (Item 5)	
	8	SHARED VOTING POWER NONE	
	9	SOLE DISPOSITIVE POWER 3,823,196 (Item 5)	
	10	SHARED DISPOSITIVE POWER NONE	
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 3,823,196 (Item 5)		
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)	☐	
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 16.50%		
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) IA, CO		

CUSIP No.

1	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Gabelli International Limited I.D. No. Foreign Corporation	
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)	(a) ☐ (b) ☐
3	SEC USE ONLY	
4	SOURCE OF FUNDS (SEE INSTRUCTIONS) WC	
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2 (d) OR 2 (e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION British Virgin Islands	

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH		
	7	SOLE VOTING POWER 380 (Item 5)
	8	SHARED VOTING POWER NONE
	9	SOLE DISPOSITIVE POWER 380 (Item 5)
	10	SHARED DISPOSITIVE POWER NONE

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 380 (ITEM 5)	
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0.00%	
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) CO	

CUSIP No. 584404107

1	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Gabelli Group Capital Partners, Inc. I.D. No. 13-3056041	
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)	(a) ☐ (b) ☐
3	SEC USE ONLY	
4	Source of funds (SEE INSTRUCTIONS) None	
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2 (d) OR 2 (e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION New York	

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH		
	7	SOLE VOTING POWER None
	8	SHARED VOTING POWER NONE
	9	SOLE DISPOSITIVE POWER NONE
	10	SHARED DISPOSITIVE POWER NONE

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON NONE	
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)	X
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) NONE	
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) HC, CO	

CUSIP No. 584404107

1	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Gabelli Asset Management Inc. I.D. No. 13-4007862	
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)	(a) ☐ (b) ☐
3	SEC USE ONLY	
4	Source of funds (SEE INSTRUCTIONS) None	
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2 (d) OR 2 (e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION New York	

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH		
	7	SOLE VOTING POWER None
	8	SHARED VOTING POWER NONE
	9	SOLE DISPOSITIVE POWER NONE
	10	SHARED DISPOSITIVE POWER NONE

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON NONE	
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)	X
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) NONE	
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) HC, CO	

CUSIP No. 584404107

1	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Mario J. Gabelli	
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)	(a) ☐ (b) ☐
3	SEC USE ONLY	
4	Source of funds (SEE INSTRUCTIONS) None	
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2 (d) OR 2 (e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION USA	

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH		
	7	SOLE VOTING POWER None
	8	SHARED VOTING POWER NONE
	9	SOLE DISPOSITIVE POWER NONE
	10	SHARED DISPOSITIVE POWER NONE

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON NONE	
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)	X
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) NONE	
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) IN	

Item 1. Security and Issuer

This Amendment No. 56 to Schedule 13D on the Class A Common Stock of Media General, Inc. (the "Issuer") is being filed on behalf of the undersigned to amend the Schedule 13D, as amended (the "Schedule 13D") which was originally filed on February 29, 1989. Unless otherwise indicated, all capitalized terms used herein but not defined herein shall have the same meanings as set forth in the Schedule 13D.

Item 2. Identity and Background

This statement is being filed by Mario J. Gabelli ("Mario Gabelli") and various entities which he directly or indirectly controls or for which he acts as chief investment officer. These entities, except for Lynch Corporation ("Lynch") and Lynch Interactive Corporation ("Interactive"), engage in various aspects of the securities business, primarily as investment adviser to various institutional and individual clients, including registered investment companies and pension plans, and as general partner of various private investment partnerships. Certain of these entities may also make investments for their own accounts.

The foregoing persons in the aggregate often own beneficially more than 5% of a class of a particular issuer. Although several of the foregoing persons are treated as institutional investors for purposes of reporting their beneficial ownership on the short-form Schedule 13G, the holdings of those who do not qualify as institutional investors may exceed the 1% threshold presented for filing on Schedule 13G or implementation of their investment philosophy may from time to time require action which could be viewed as not completely passive. In order to avoid any question as to whether their beneficial ownership is being reported on the proper form and in order to provide greater investment flexibility and administrative uniformity, these persons have decided to file their beneficial ownership reports on the more detailed Schedule 13D form rather than on the short-form Schedule 13G and thereby to provide more expansive disclosure than may be necessary.

(a), (b) and (c) - This statement is being filed by one or more of the following persons: Gabelli Group Capital Partners, Inc. ("Gabelli Partners"), Gabelli Asset Management Inc. ("GBL"), Gabelli Funds, LLC ("Gabelli Funds"), GAMCO Investors, Inc. ("GAMCO"), Gabelli Advisers, Inc. ("Gabelli Advisers"), Gabelli Securities, Inc. ("GSI"), Gabelli & Company, Inc. ("Gabelli & Company"), Gabelli & Company, Inc. Profit Sharing Plan (the "Plan"), MJG Associates, Inc. ("MJG Associates"), Gabelli Foundation, Inc. ("Foundation"), Mario Gabelli, Lynch, and Interactive. Those of the foregoing persons signing this Schedule 13D are hereafter referred to as the "Reporting Persons".

Gabelli Partners makes investments for its own account and is the parent company of GBL. GBL, a public company listed on the New York Stock Exchange, is the parent company for a variety of companies engaged in the securities business, including those named below.

GAMCO, a wholly-owned subsidiary of GBL, is an investment adviser registered under the Investment Advisers Act of 1940, as amended ("Advisers Act"). GAMCO is an investment manager providing discretionary managed account services for employee benefit plans, private investors, endowments, foundations and others.

GSI, a majority-owned subsidiary of GBL, acts as a general partner or investment manager to limited partnerships and offshore investment companies and as a part of its business may purchase or sell securities for its own account. It is the immediate parent of Gabelli & Company. GSI is the Investment Manager of Gabelli Associates Fund, Gabelli Associates Fund II, Gabelli Associates Limited, ALCE Partners, L.P., and Gabelli Multimedia Partners, L.P. GSI and Marc Gabelli own 45% and 55%, respectively, of Gabelli Securities International Limited ("GSIL"). GSIL provides investment advisory services to offshore funds and accounts. GSIL is an investment advisor of Gabelli International Gold Fund Limited, Gabelli European Partners, Ltd., and Gabelli Global Partners, Ltd.

Gabelli & Company, a wholly-owned subsidiary of GSI, is a broker-dealer registered under the Securities Exchange Act of 1934, as amended ("1934 Act"), which as a part of its business regularly purchases and sells securities for its own account.

Gabelli Funds, a wholly owned subsidiary of GBL, is a limited liability company. Gabelli Funds is an investment adviser registered under the Advisers Act which presently provides discretionary managed account services for The Gabelli Equity Trust Inc., The Gabelli Asset Fund, The Gabelli Growth Fund, The Gabelli Convertible and Income Securities Fund, Inc., The Gabelli Value Fund Inc., The Gabelli Small Cap Growth Fund, The Gabelli Equity Income Fund, The Gabelli ABC Fund, The Gabelli Global Telecommunications Fund, Gabelli Gold Fund, Inc., The Gabelli Global Multimedia Trust Inc., The Gabelli Global Convertible Securities Fund, Gabelli Capital Asset Fund, Gabelli International Growth Fund, Inc., The Gabelli Global Growth Fund, The Gabelli Utility Trust, The Gabelli Global Opportunity Fund, The Gabelli Utilities Fund, The Gabelli Blue Chip Value Fund, The Gabelli Mathers Fund, The Gabelli Woodland Small Cap Value Fund, The Comstock Capital Value Fund, The Comstock Strategy Fund, and The Gabelli Dividend and Income Trust (collectively, the "Funds"), which are registered investment companies.

Gabelli Advisers, a subsidiary of GBL, is an investment adviser which provides discretionary advisory services to The Gabelli Westwood Mighty Mites[sm] Fund.

The Plan, a qualified employee profit sharing plan, covers substantially all employees of GBL and its affiliates.

MJG Associates provides advisory services to private investment partnerships and offshore funds. Mario Gabelli is the sole shareholder, director and employee of MJG Associates. MJG Associates is the Investment Manager of Gabelli International Limited, Gabelli International II Limited, Gabelli Performance Partnership, and Gabelli Fund, LDC.

The Foundation is a private foundation. Mario Gabelli is the President, a Trustee and the Investment Manager of the Foundation.

Lynch is a public company traded on the American Stock Exchange engaged in manufacturing. Interactive is a public company listed on the American Stock Exchange and is a holding company with operating subsidiaries engaged primarily in the rural telephone industry. Lynch and Interactive actively pursue new business ventures and acquisitions. Lynch and Interactive make investments in marketable securities to preserve capital and maintain liquidity for financing their business activities and acquisitions and are not engaged in the business of investing, reinvesting, or trading in securities. Mario J. Gabelli is a director, officer and a substantial shareholder of Interactive and a substantial shareholder of Lynch.

Mario Gabelli is the majority stockholder and Chairman of the Board of Directors and Chief Executive Officer of Gabelli Partners and GBL, and the Chief Investment Officer for each of the Reporting Persons other than Lynch. Gabelli Partners is the majority shareholder of GBL. GBL, in turn, is the sole stockholder of GAMCO. GBL is also the majority stockholder of GSI and the largest shareholder of Gabelli Advisers. Gabelli & Company is a wholly-owned subsidiary of GSI.

The Reporting Persons do not admit that they constitute a group.

Gabelli Partners, GBL, GAMCO, and Gabelli & Company are New York corporations and GSI and Gabelli Advisers are Delaware corporations, each having its principal business office at One Corporate Center, Rye, New York 10580. Gabelli Funds is a New York limited liability company having its principal business office at One Corporate Center, Rye, New York 10580. MJG Associates is a Connecticut corporation having its principal business office at 140 Greenwich Avenue, Greenwich, CT 06830. The Foundation is a Nevada corporation having its principal offices at 165 West Liberty Street, Reno, Nevada 89501. Lynch is an Indiana corporation having its principal business office at 50 Kennedy Plaza, Suite 1250, Providence, Rhode Island 02903. Interactive is a Delaware corporation having its principal place of business at One Corporate Center, Rye, New York 10580.

For information required by instruction C to Schedule 13D with respect to the executive officers and directors of the foregoing entities and other related persons (collectively, "Covered Persons"), reference is made to Schedule I annexed hereto and incorporated herein by reference.

(f) - Reference is made to Schedule I hereto.

Item 4. Purpose of Transaction

Item 4 to Schedule 13D is amended, in pertinent part, as follows:

GIL, which has owned 380 shares of the Issuer's Class B Common Stock continuously since 1997, submitted to the Issuer a shareholder proposal for inclusion in the Issuer's proxy statement for its next annual meeting. This proposal seeks a change in this Issuer's Bylaws so that any acquisition by the Issuer in excess of $25 million would require a unanimous quorum and vote of its board of directors.

Item 5. Interest In Securities Of The Issuer

Item 5 to Schedule 13D is amended, in pertinent part, as follows:

(a) The aggregate number of Securities to which this Schedule 13D relates is 5,981,076 shares, representing 25.81% of the 23,175,188 shares outstanding. This latter number is arrived at by adding the number of shares reported as being outstanding in the Issuer's most recently filed Form 10-Q for the quarter ended September 26, 2004 (23,174,808) to the number of shares which would be receivable by GIL if it were to actually convert all of the Issuer's Class B shares held by it (380 shares) into the Class A Common Stock of the Issuer. The Reporting Persons beneficially own those Securities as follows:

Name	Shares of Common Stock	% of Class of Common	Shares of Common Stock, Converted	% of Class Converted
Gabelli Funds	2,157,500	9.31%	2,157,500	9.31%
GAMCO	3,823,196	16.50%	3,823,196	16.50%
GIL	0	0.00%	380	0.00%
Mario Gabelli	0	0.00%	0	0.00%

Mario Gabelli is deemed to have beneficial ownership of the Securities owned beneficially by each of the foregoing persons. GSI is deemed to have beneficial ownership of the Securities beneficially owned by Gabelli & Company. GBL and Gabelli Partners are deemed to have beneficial ownership of the Securities owned beneficially by each of the foregoing persons other than Mario Gabelli and the Foundation.

(b) Each of the Reporting Persons and Covered Persons has the sole power to vote or direct the vote and sole power to dispose or to direct the disposition of the Securities reported for it, either for its own benefit or for the benefit of its investment clients or its partners, as the case may be, except that (i) GAMCO does not have the authority to vote 269,250 of the reported shares, (ii) Gabelli Funds has sole dispositive and voting power with respect to the shares of the Issuer held by the Funds so long as the aggregate voting interest of all joint filers does not exceed 25% of their total voting interest in the Issuer and, in that event, the Proxy Voting Committee of each Fund shall respectively vote that Fund's shares, (iii) at any time, the Proxy Voting Committee of each such Fund may take and exercise in its sole discretion the entire voting power with respect to the shares held by such fund under special circumstances such as regulatory considerations, and (iv) the power of Mario Gabelli, GBL, and Gabelli Partners is indirect with respect to Securities beneficially owned directly by other Reporting Persons.

(c) Information with respect to all transactions in the Securities which were effected during the past sixty days or since the most recent filing on Schedule 13D, whichever is less, by each of the Reporting Persons and Covered Persons is set forth on Schedule II annexed hereto and incorporated herein by reference.

(e) Not applicable.

Signature

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: November 29, 2004

MARIO J. GABELLI
MJG ASSOCIATES, INC.

By:/s/ James E. McKee
James E. McKee
Attorney-in-Fact

GABELLI FUNDS, LLC
GABELLI GROUP CAPITAL PARTNERS, INC.
GABELLI ASSET MANAGEMENT INC.

By:/s/ James E. McKee
James E. McKee
Secretary

GAMCO INVESTORS, INC.

By:/s/ Douglas R. Jamieson
Douglas R. Jamieson
Executive Vice President

SCHEDULE I

Information with Respect to Executive
Officers and Directors of the Undersigned

Schedule I to Schedule 13D is amended, in pertinent part, as follows:

The following sets forth as to each of the executive officers and directors of the undersigned: his name; his business address; his present principal occupation or employment and the name, principal business and address of any corporation or other organization in which such employment is conducted. Unless otherwise specified, the principal employer of each such individual is Gabelli Group Capital Partners, Inc., Gabelli Asset Management Inc., Gabelli Funds, LLC, Gabelli & Company, Inc., or GAMCO Investors, Inc., the business address of each of which is One Corporate Center, Rye, New York 10580, and each such individual identified below is a citizen of the United States. To the knowledge of the undersigned, during the last five years, no such person has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors), and no such person was a party to a civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which he was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities law or finding any violation with respect to such laws except as reported in Item 2(d) of this Schedule 13D.

Gabelli Group Capital Partners, Inc.
Directors:

Vincent J. Amabile	Business Consultant
Mario J. Gabelli	Chief Executive Officer and Chief Investment Officer of Gabelli Group Capital Partners, Inc., Gabelli Asset Management Inc., and GAMCO Investors, Inc.; Director/Trustee of all registered investment companies advised by Gabelli Funds, LLC; Chief Executive Officer of Lynch Interactive Corporation.
Charles C. Baum	Chairman and Director of The Morgan Group, Inc.; Secretary & Treasurer United Holdings Co., Inc. 2545 Wilkens Avenue Baltimore, MD 21223
Arnold M. Reichman	Business Consultant
Marc J. Gabelli	President of Gabelli Group Capital Partners, Inc.; Chairman of Lynch Corporation
Matthew R. Gabelli	Vice President – Trading Gabelli & Company, Inc. One Corporate Center Rye, New York 10580

Officers:

Mario J. Gabelli	Chairman, Chief Executive Officer and Chief Investment Officer
Marc J. Gabelli	President
Henry Kiernan	Vice President, Chief Financial Officer

Gabelli Asset Management Inc.
Directors:

Edwin L. Artzt	Former Chairman and Chief Executive Officer Procter & Gamble Company 900 Adams Crossing Cincinnati, OH 45202
Raymond C. Avansino, Jr.	Chairman E.L. Wiegand Foundation 165 West Liberty Street Reno, NV 89501
Mario J. Gabelli	See above
John D. Gabelli	Senior Vice President

John C. Ferrara	Business Consultant
Karl Otto Pohl (1)	Sal. Oppenheim jr. & Cie. Bockenheimer Landstrasse 20 D-6000 FRANKFURT AM MAIN Germany
Robert S. Prather	President & Chief Operating Officer Gray Television, Inc. 4370 Peachtree Road, NE Atlanta, GA 30319
Frederic V. Salerno	Former Vice Chairman and Chief Financial Officer Verizon Communications
Vincent S. Tese	Lawyer, Investment Adviser and Cable Television Executive c/o Bear Stearns & Company, Inc. 245 Park Avenue, 19th Floor New York, NY 10167
Alan C. Heuberger	Cascade Investment LLC 2365 Carillon Point Kirkland, WA 98033

Officers:

Mario J. Gabelli	Chairman, Chief Executive Officer and Chief Investment Officer
Douglas R. Jamieson	President and Chief Operating Officer
Henry G. Van der Eb	Senior Vice President
Michael R. Anastasio, Jr.	Vice President and Chief Financial Officer
James E. McKee	Vice President, General Counsel and Secretary

GAMCO Investors, Inc.

Directors:

Douglas R. Jamieson
Joseph R. Rindler, Jr.
Regina M. Pitaro
F. William Scholz, II
William S. Selby

Officers:

Mario J. Gabelli	Chief Investment Officer
Joseph R. Rindler, Jr.	Chairman
Douglas R. Jamieson	Executive Vice President and Chief Operating Officer
Michael R. Anastasio Jr.	Vice President and Chief Accounting Officer

Stephen M. DeTore	General Counsel and Secretary

Gabelli Funds, LLC
Officers:

Mario J. Gabelli	Chief Investment Officer
Bruce N. Alpert	Executive Vice President and Chief Operating Officer
James E. McKee	Secretary

Gabelli Advisers, Inc.
Directors:

Bruce N. Alpert
John D. Gabelli
Joseph R. Rindler. Jr.

Officers:

Bruce N. Alpert	Chief Operating Officer
James E. McKee	Secretary

Gabelli Securities, Inc.

Directors:

Robert W. Blake	President of W. R. Blake & Sons, Inc. 196-20 Northern Boulevard Flushing, NY 11358
Douglas G. DeVivo	General Partner of ALCE Partners, L.P. One First Street, Suite 16 Los Altos, CA 94022
Joseph R. Rindler, Jr.	See above

Officers:

Michael R. Anastasio	Vice President and Chief Accounting Officer
James E. McKee	Secretary

Gabelli & Company, Inc.
Directors:

James G. Webster, III	Chairman & Interim President

Irene Smolicz	Senior Trader Gabelli & Company, Inc.

Officers:

James G. Webster, III	Chairman & Interim President
Bruce N. Alpert	Vice President - Mutual Funds
James E. McKee	Secretary

Lynch Corporation,
50 Kennedy Plaza, Suite 1250, Providence, RI 02903

Directors:

E. Val Cerutti	Business Consultant, Cerutti Consultants 227 McLain Street Mount Kisco, NY 10540
Avrum Gray	Gbar Limited Partnership 440 South LaSalle, Suite 2900 Chicago, IL 60605
Marc J. Gabelli	Chairman
John C. Ferrara	President and Chief Executive Officer
Raymond H. Keller	Vice President and Chief Financial Officer
Anthony R. Pustorino	Professor Emeritus Pace University 1 Martine Avenue White Plains, NY 10606

Officers:

John C. Ferrara	See above
Richard E. McGrail	See above
Raymond H. Keller	See above

Lynch Interactive Corporation,
401 Theodore Fremd Avenue Rye, NY 10580

Directors:

Paul J. Evanson	President Allegheny Energy, Inc. 10435 Downsville Pike Hagerstown, MD 21740
Mario J. Gabelli	See above - Gabelli Group Capital Partners, Inc.
Salvatore Muoio	Principal S. Muoio & Co., LLC Suite 406 509 Madison Ave. New York, NY 10022
Daniel Lee	Chairman and Chief Executive Officer Pinnacle Entertainment, Inc. 3800 Howard Hughes Parkway, Suite 1800 Las Vegas, Nevada 89109
Morris Berkowitz	Consultant Lynch Interactive Corporation 401 Theodore Fremd Ave. Rye, NY 10580
John C. Ferrara	See above
David C. Mitchell	Business Consultant C/o Lynch Interactive Corp. 401 Theodore Fremd Ave. Rye, NY 10580

Officers:

Mario J. Gabelli	Vice Chairman and Chief Executive Officer
Robert E. Dolan	Chief Financial Officer

(1) Citizen of Germany

SCHEDULE II

INFORMATION WITH RESPECT TO
TRANSACTIONS EFFECTED DURING THE PAST SIXTY DAYS OR
SINCE THE MOST RECENT FILING ON SCHEDULE 13D (1)

DATE	SHARES PURCHASED SOLD(-)	AVERAGE PRICE(2)
COMMON STOCK-MEDIA GENERAL CL A		
GAMCO INVESTORS, INC.		
11/23/04	43,000-	*DO
11/23/04	700	62.0629
11/23/04	1,000-	62.2520
11/22/04	2,000-	62.0170
11/22/04	300	62.3000
11/19/04	7,000-	61.2677
11/18/04	600	59.6000
11/18/04	150,000-	*DO
11/17/04	500-	59.1600
11/16/04	2,000	59.1600
11/16/04	200-	*DO
11/16/04	500	59.1300
11/16/04	2,000	59.1600
11/16/04	1,000-	59.1600
11/16/04	1,000	59.1600
11/16/04	3,000-	59.1600
11/16/04	1,000-	59.1600
11/15/04	500-	58.6000
11/12/04	300	58.6200
11/11/04	300-	58.6000
11/10/04	500	58.5000
11/10/04	300-	*DO
11/09/04	500-	58.4100
11/05/04	2,000-	57.6505
11/05/04	2,000-	57.6495
11/05/04	700	57.8411
11/05/04	600	58.1500
11/04/04	400	58.1900
11/04/04	200	58.2800
11/01/04	220	58.3500
10/28/04	59-	*DO
10/28/04	200-	58.1500
10/27/04	200	57.8000
10/27/04	600	56.6000
10/27/04	100-	57.2000
10/25/04	1,000-	56.8250
10/25/04	500-	*DO
10/25/04	300	56.6900
10/21/04	3,000-	57.3373
10/21/04	6,000-	*DO
10/20/04	2,000-	57.1010
10/20/04	200-	57.2000
10/19/04	2,872-	57.0422
10/19/04	800-	57.2163
10/19/04	500-	57.2540

10/19/04	1,436	57.0422
10/19/04	1,000	57.2540
10/18/04	50-	56.3300
10/15/04	900-	55.2689
10/12/04	300-	55.2700
10/11/04	200-	*DO
10/08/04	500-	*DO
10/07/04	1,000	57.0740
10/07/04	1,000	57.0000
10/06/04	200	57.1000
10/06/04	1,500-	57.1020
10/04/04	600-	*DO
10/04/04	300-	56.7567
10/04/04	500	56.8500
10/01/04	2,000	56.5200
9/30/04	300	55.2100
9/30/04	200-	55.6500
9/29/04	2,600-	55.0846
GABELLI FUNDS, LLC.		
GABELLI GLOBAL TELECOMM FUND		
9/29/04	500	54.9220

(1) UNLESS OTHERWISE INDICATED, ALL TRANSACTIONS WERE EFFECTED ON THE NYSE.

(2) PRICE EXCLUDES COMMISSION.

(*) RESULTS IN CHANGE OF DISPOSITIVE POWER AND BENEFICIAL OWNERSHIP.

DIVISION OF CORPORATION FINANCE
INFORMAL PROCEDURES REGARDING SHAREHOLDER PROPOSALS

The Division of Corporation Finance believes that its responsibility with respect to matters arising under Rule 14a-8 [17 CFR 240.14a-8], as with other matters under the proxy rules, is to aid those who must comply with the rule by offering informal advice and suggestions and to determine, initially, whether or not it may be appropriate in a particular matter to recommend enforcement action to the Commission. In connection with a shareholder proposal under Rule 14a-8, the Division's staff considers the information furnished to it by the Company in support of its intention to exclude the proposals from the Company's proxy materials, as well as any information furnished by the proponent or the proponent's representative.

Although Rule 14a-8(k) does not require any communications from shareholders to the Commission's staff, the staff will always consider information concerning alleged violations of the statutes administered by the Commission, including argument as to whether or not activities proposed to be taken would be violative of the statute or rule involved. The receipt by the staff of such information, however, should not be construed as changing the staff's informal procedures and proxy review into a formal or adversary procedure.

It is important to note that the staff's and Commission's no-action responses to Rule 14a-8(j) submissions reflect only informal views. The determinations reached in these no-action letters do not and cannot adjudicate the merits of a company's position with respect to the proposal. Only a court such as a U.S. District Court can decide whether a company is obligated to include shareholder proposals in its proxy materials. Accordingly a discretionary determination not to recommend or take Commission enforcement action, does not preclude a proponent, or any shareholder of a company, from pursuing any rights he or she may have against the company in court, should the management omit the proposal from the company's proxy material.

January 26, 2005

Response of the Office of Chief Counsel
Division of Corporation Finance

Re: Media General, Inc.
Incoming letter dated December 21, 2004

The proposal would amend the bylaws to require a unanimous quorum and a unanimous vote of the board to approve an acquisition in excess of $25 million.

There appears to be some basis for your view that Media General may exclude the proposal under rule 14a-8(f). The proponent appears to have failed to supply support sufficiently evidencing that it satisfied the minimum ownership requirement continuously for the one-year period as of the date that it submitted the proposal as required by rule 14a-8(b). Accordingly, we will not recommend enforcement action to the Commission if Media General omits the proposal from its proxy materials in reliance on rules 14a-8(b) and 14a-8(f). In reaching this position, we have not found it necessary to address the alternative bases for omission upon which Media General relies.

Sincerely,



Robyn Manos
Special Counsel